UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is LaserCard Corporation, a Delaware corporation (“LaserCard”). The address of the principal executive offices of LaserCard is 1875 North Shoreline Boulevard, Mountain View, California 94043-1601 and its telephone number is (650) 969-4428.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is LaserCard’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on December 20, 2010, there were (i) 12,348,904 Shares issued and outstanding, including 150,487 Shares of Restricted Stock (as defined in the Merger Agreement), (ii) 2,183,630 Shares subject to outstanding options to acquire Shares (“Options”), of which Options to purchase 1,285,562 Shares were exercisable, (iii) 119,392 Shares subject to Restricted Stock Units (as defined in the Merger Agreement) were outstanding and (iv) 2,685,253 Shares reserved for future issuance under LaserCard’s Stock Plans (as defined in the Merger Agreement) (including Shares issuable pursuant to outstanding Options and Restricted Stock Units).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

LaserCard is the person filing this Schedule 14D-9. The information about LaserCard’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. LaserCard’s website address is www.lasercard.com. The information on LaserCard’s website should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to a tender offer by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), disclosed in a Tender Offer Statement on Schedule TO dated December 22, 2010 (together with all exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”), to purchase all issued and outstanding Shares at a price of $6.25 per Share, without interest and less any required withholding taxes, net to the seller in cash (the “Offer Consideration”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). ASSA US is a wholly-owned subsidiary of ASSA ABLOY AB, a company organized under the laws of the Kingdom of Sweden (“ASSA ABLOY”). ASSA ABLOY’s shares are traded on the Swedish OMX Stock Exchange. The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010. The Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 20, 2010 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among ASSA US, Purchaser and LaserCard. The consummation of the Offer will be conditioned on (i) the satisfaction of the “Minimum Tender Condition” (as described below), (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the Company Available Net Cash (as defined in the Merger Agreement) of LaserCard being not less than $30,000,000, and (iii) other customary conditions. The “Minimum Tender Condition” requires that, prior to the expiration of the Offer, there be validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn a number of Shares, that when added to any Shares already owned by ASSA US or any of its controlled subsidiaries, represents more than 50% of the then issued and outstanding Shares (counting as issued and outstanding for these purposes (i) the number of Shares for which then outstanding Options that are vested or will be vested prior to June 20, 2011 and that have exercise prices lower than $7.10 per Share may be exercised; and (ii) the number of Shares into which all other then outstanding warrants, Restricted Stock Units, benefit plans or obligations or securities convertible or exchangeable into or exercisable for Shares that are vested or will be vested prior to June 20, 2011 and that have exercise or conversion prices lower than $7.10 per Share may be converted, exchanged for or exercised). The Offer is not subject to any financing condition.

The Merger Agreement provides that after the consummation of the Offer, and subject to certain terms and conditions in the Merger Agreement, including approval by a stockholder vote (if required), Purchaser will merge with and into LaserCard (the “Merger”), with LaserCard surviving the Merger as a wholly-owned subsidiary of ASSA US (the “Surviving Corporation”) and part of the HID Global business unit within ASSA ABLOY. Also at the time that the Merger becomes effective (the “Effective Time”), each Share (other than Shares owned by LaserCard, any wholly-owned subsidiary of LaserCard, ASSA US, Purchaser, or stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be automatically converted into the right to receive cash in an amount equal to the Offer Consideration. At the Effective Time, each issued and outstanding share of Purchaser common stock will be converted into one share of common stock of the Surviving Corporation.

If Purchaser acquires, together with all Shares held by ASSA US and its subsidiaries, 90% or more of the then outstanding Shares (the “Short-Form Merger Threshold”) pursuant to the successful consummation of the Offer, then ASSA US and Purchaser will consummate the Merger pursuant to the short form merger procedures under the DGCL as soon as practicable following the consummation of the Offer without a vote or any further action by the holders of Shares. If Purchaser consummates the Offer, but purchases less than 90% of the Shares in the Offer, Purchaser may, without the consent of LaserCard, provide for a “subsequent offering period” (and one or more extensions thereof) of not less than 3 nor more than 20 business days in the aggregate in order to seek additional Shares and facilitate the consummation of the Merger using these short form merger procedures.

In addition, LaserCard has granted Purchaser an option (the “Top-Up Option”) exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Share equal to the Offer Consideration, that number of newly-issued Shares (the “Top-Up Option Shares”) equal to the number of Shares (but not less than that number) that, when added to the number of Shares owned by Purchaser immediately following consummation of the Offer (including any “subsequent offering periods” provided by Purchaser) constitutes one Share more than the Short-Form Merger Threshold (after giving effect to the Top-Up Option Shares) in order to facilitate the consummation of the Merger using the above-mentioned short form merger procedures; provided, however, that the Top-Up Option will not be exercisable more than once or for a number of Shares in excess of the number of Shares authorized and unissued (including as authorized and unissued, any Shares held in the treasury of LaserCard). The Top-Up Option may be exercised by Purchaser (in whole but not in part) at any time following the Acceptance Time and prior to the earlier of (i) the Effective Time and (ii) termination of the Merger Agreement. The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of Shares, Purchaser, together with ASSA US, would hold one Share more than the Short-Form Merger Threshold.

If Purchaser holds, together with all Shares held by ASSA US, less than 90% of the then outstanding Shares following the successful consummation of the Offer (and the “subsequent offering period” provided by Purchaser, if any, and the exercise, if permitted under the Merger Agreement, of the Top-Up Option described above), ASSA US and LaserCard must obtain the approval of LaserCard’s stockholders holding a majority of the outstanding Shares to adopt the Merger Agreement prior to consummating the Merger. In this event, LaserCard has agreed to call and convene a stockholder meeting to obtain this approval, and ASSA US will vote all Shares purchased pursuant to the Offer and all other shares owned by ASSA US and any of its subsidiaries (including Purchaser) in favor of the adoption of the Merger Agreement.

Representation on LaserCard’s Board of Directors. The Merger Agreement provides that, effective upon the date of acceptance for payment of, and payment by Purchaser for, Shares pursuant to the Offer (the “Acceptance Time”), and as long as ASSA US directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, on the Board of Directors of LaserCard (the “LaserCard Board”) equal to the product of the total number of directors on the LaserCard Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by ASSA US, Purchaser or any other subsidiary of ASSA US following such purchase bears to the total number of Shares outstanding, and LaserCard will use its reasonable best efforts to cause Purchaser’s designees to be elected or appointed as directors of LaserCard, including by increasing the size of LaserCard’s Board and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, at least two of LaserCard’s current directors who are not officers of LaserCard or any subsidiary of LaserCard shall remain members of LaserCard’s Board until the Effective Time in accordance with the terms of the Merger Agreement.

The treatment of LaserCard’s outstanding equity awards under the terms of the Merger Agreement is described below in Item 3 “Past Contacts, Transactions, Negotiations and Agreements”. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among LaserCard, ASSA US and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide LaserCard’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about LaserCard in LaserCard’s public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by LaserCard in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between LaserCard, ASSA US and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about LaserCard, ASSA US or Purchaser.

As set forth in the Schedule TO, the business address of ASSA US and Purchaser is c/o HID Global Corporation 15370 Barranca Parkway, Irvine, California 92618-3106, and the telephone number of their principal executive offices is (949) 732-2000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described below or in the Information Statement of LaserCard attached to this Schedule 14D-9 as Annex I (the “Information Statement”), which is incorporated herein by reference, or as otherwise incorporated by reference, to the knowledge of LaserCard, as of the date hereof there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between LaserCard or its affiliates and: (i) LaserCard’s executive officers, directors or affiliates; or (ii) ASSA US, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Company stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with the possible election of persons designated by ASSA US pursuant to the Merger Agreement to at least a majority of the seats on the LaserCard Board.

(a) Arrangements with Directors and Executive Officers of LaserCard

In considering the recommendation of the LaserCard Board to tender Shares in the Offer and approve the Merger, stockholders should be aware that LaserCard’s executive officers may have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of other stockholders. As described below, the completion of the transactions contemplated by the Merger Agreement will constitute a change-in-control of LaserCard under certain of these arrangements and agreements, which may result in LaserCard’s executive officers receiving certain payments and benefits. The LaserCard Board was aware of these agreements and arrangements as they relate to LaserCard’s executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

Consideration Payable Pursuant to Offer

Consideration for Shares. If LaserCard’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of LaserCard. As of December 20, 2010, LaserCard’s directors and executive officers (and affiliates and affiliated investment entities) owned 238,546 Shares in the aggregate (excluding Options, Restricted Stock Units and Restricted Stock, each of which are described separately below). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $1,490,913 in cash.

Consideration for Options. As of December 20, 2010, LaserCard’s directors and executive officers held Options to purchase 1,412,502 Shares in the aggregate, of which 708,752 were vested and exercisable as of that date, with exercise prices ranging from $4.84 to $17.68 and an aggregate weighted average exercise price of $11.25 per Share. Pursuant to, and as further described in, the Merger Agreement, each outstanding Option (whether or not vested) outstanding immediately prior to the Effective Time will be cancelled immediately following the Effective Time. The Options will be automatically converted into the right to receive, as soon as practicable after the Effective Time, an amount in cash (subject to applicable deductions and withholdings required by law) determined by multiplying (x) an amount equal to the Offer Consideration, less the applicable exercise price of the Option by (y) the number of Shares subject to the Option (the “Option Consideration”). If the Option Consideration for any such Option is a negative number, no cash payment will be made for such cancelled Option. As a result, based on the Options held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $391,550 (net of the applicable exercise price, but not taking into account taxes or other withholdings) immediately following the Effective Time with respect to these Options.

Consideration for Restricted Stock Units. As of December 20, 2010, LaserCard’s directors and executive officers held Restricted Stock Units covering 12,576 Shares in the aggregate. Pursuant to, and as described further in, the Merger Agreement, LaserCard will take the actions required to provide for the lapse, immediately following the Effective Time, of all forfeiture provisions applicable to all Restricted Stock Units, and, immediately after the Effective Time, each Restricted Stock Unit will be cancelled and converted automatically into the right to receive, in exchange for the cancellation of such Restricted Stock Unit (or portion thereof) an amount of cash, less any applicable withholding, equal to the Offer Consideration. As a result, based on the Restricted Stock Units held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $78,600 (not taking into account taxes or other withholdings) immediately following the Effective Time with respect to these Restricted Stock Units.

Consideration for Restricted Stock. As of December 20, 2010, 150,487 of the Shares held by LaserCard’s directors and executive officers constitute Restricted Stock. Pursuant to, and as described further in, the Merger Agreement, LaserCard will take the actions required to provide for the lapse, immediately following the Effective Time, of all forfeiture provisions applicable to each share of Restricted Stock, and, immediately after the Effective Time, each share of Restricted Stock will be cancelled and converted automatically into the right to receive an amount of cash, less any applicable withholding, equal to the Offer Consideration. As a result, based on the Restricted Stock held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $940,544 (not taking into account taxes or other withholdings) immediately following the Effective Time with respect to this Restricted Stock.

The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Directors and Executive Officers.” The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employment Agreements

LaserCard has entered into employment agreements with each of the following executive officers: Robert T. DeVincenzi, President and Chief Executive Officer of LaserCard (agreement dated June 2, 2008), Christopher J. Dyball, Chief Operating Officer (agreement dated January 8, 2010), Steven G. Larson, Vice President of Finance, Treasurer and Secretary (agreement dated January 8, 2010) and Uwe Ludwig, Vice President of Sales, EMEA (agreement dated March 31, 2004, as amended on February 24, 2008 and September 23, 2010).

Robert T. DeVincenzi Employment Agreement

In June 2008, LaserCard entered into an employment agreement with Mr. DeVincenzi (the “DeVincenzi Agreement”) in connection with his appointment as LaserCard’s President and Chief Executive Officer. The DeVincenzi Agreement has a five-year term. Under his employment agreement, Mr. DeVincenzi receives base salary at an annualized rate of $330,000 (subject to adjustment from time to time) and is eligible to receive an annual incentive bonus with a target bonus amount equal to 60% of his base salary.

Under the terms of the DeVincenzi Agreement, Mr. DeVincenzi will receive as severance pay twelve months base salary, and LaserCard will continue to pay its portion of COBRA benefits for up to eighteen months if Mr. DeVincnezi is terminated without cause or if he resigns for good reason (as these terms are defined in the DeVincenzi Agreement). In order to continue to receive these severance benefits, Mr. DeVincenzi must grant LaserCard a release, not solicit Company employees or full-time consultants while receiving severance, not render services to any business without Company approval, which LaserCard agrees to provide if such business is not competitive with LaserCard, and assist in transitioning his duties.

Christopher J. Dyball Employment Agreement

In January 2010, LaserCard entered into an employment agreement with Mr. Dyball (the “Dyball Agreement”). The Dyball Agreement has a two-year term. Mr. Dyball’s employment agreement provides for him to receive base salary at an annualized rate of $305,011 (subject to adjustment from time to time). The Dyball Agreement also provides for Mr. Dyball to receive a discretionary annual bonus.

Under the terms of the Dyball Agreement, Mr. Dyball will receive as severance pay twelve months base salary, and LaserCard will continue to pay its portion of COBRA benefits for up to eighteen months if Mr. Dyball is terminated without cause or if he resigns for good reason (as these terms are defined in the Dyball Agreement). The Dyball agreement also provides that Mr. Dyball will be entitled to a prorated bonus for the year in which the termination occurs. In order to continue to receive these severance benefits, Mr. Dyball must grant LaserCard a release, not solicit Company employees or full-time consultants while receiving severance, not render services to any business without Company approval, which LaserCard agrees to provide if such business is not competitive with LaserCard, and assist in transitioning his duties.

Steven G. Larson Employment Agreement

In January 2010, LaserCard entered into an employment agreement with Mr. Larson (the “Larson Agreement”). The Larson Agreement has a two-year term. Mr. Larson’s employment agreement provides for him to receive base salary at an annualized rate of $265,013 (subject to adjustment from time to time). The Larson Agreement also provides for Mr. Larson to receive a discretionary annual bonus.

Under the terms of the Larson Agreement, Mr. Larson will receive as severance pay twelve months base salary, and LaserCard will continue to pay its portion of COBRA benefits for up to eighteen months if Mr. Larson is terminated without cause or if he resigns for good reason (as these terms are defined in the Larson Agreement). The Larson agreement also provides that Mr. Larson will be entitled to a prorated bonus for the year in which the termination occurs. In order to continue to receive these severance benefits, Mr. Larson must grant LaserCard a release, not solicit Company employees or full-time consultants while receiving severance, not render services to any business without Company approval, which LaserCard agrees to provide if such business is not competitive with LaserCard, and assist in transitioning his duties.

Uwe Ludwig Employment Agreement

In March 2004, LaserCard entered into an employment agreement with Mr. Ludwig. The employment agreement was amended in February 2008 and September 2010 and does not have a specified term. Under his employment agreement, as amended, Mr. Ludwig receives base salary at an annualized rate of €152,000 (subject to adjustment from time to time) and is eligible to receive an annual bonus. Mr. Ludwig is also eligible to receive certain earn-out payments based, in general, on sales and revenue generated by Challenge Card Design Plastikkarten GmbH, a German subsidiary of LaserCard. The maximum aggregate amount of Mr. Ludwig’s earn-out payments is $371,250.

The employment agreement does not provide for any severance payment following termination of Mr. Ludwig’s employment. However, LaserCard would be required to provide six months’ notice of any such termination.

The foregoing summary is qualified in its entirety by reference to Mr. DeVincenzi’s Employment Agreement, which is filed as Exhibit (e)(11) to this Schedule 14D-9, Mr. Dyball’s Employment Agreement, which is filed as Exhibit (e)(12) to this Schedule 14D-9, Mr. Larson’s Employment Agreement, which is filed as Exhibit (e)(13) to this Schedule 14D-9, and Mr. Ludwig’s Employment Agreement, which is filed as Exhibit (e)(14) to this Schedule 14D-9, each of which is incorporated herein by reference.

Acceleration of Equity for Certain Officers

Mr. DeVincenzi, Mr. Dyball and Mr. Larson may be entitled to accelerated vesting of equity awards in the following circumstances: if LaserCard is acquired and the officer does not resign as an employee within four months after such acquisition, then the officer’s unvested equity awards will vest in full; if LaserCard acquires another entity and the officer’s position is filled by an employee at the new entity within three months or by a new person within six months, then the officer’s unvested equity awards will vest in full if the officer resigns or is terminated within the following two months for any reason.

Stock Plans

Under the Merger Agreement, LaserCard will terminate its Amended and Restated Stock Option Plan, 2004 Equity Incentive Compensation Plan (as amended) and Employee Stock Purchase Plan (as amended) (collectively, the “Stock Plans”) with such termination effective immediately after the Effective Time, subject to the condition that the closing of the Merger occurs. The Amended and Restated Stock Option Plan is filed as Exhibit (e)(7) to this Schedule 14D-9, the 2004 Equity Incentive Compensation Plan (as amended)is filed as Exhibit (e)(8) to this Schedule 14D-9 and Employee Stock Purchase Plan (as amended) is filed as Exhibit (e)(9) to this Schedule 14D-9, each of which is incorporated herein by reference.

Executive Bonus Plan

LaserCard maintains a bonus plan, the LaserCard Executive Bonus Plan (the “Bonus Plan”) that provides annual bonus opportunities for selected employees of LaserCard, including each of LaserCard’s executive officers. Bonuses under the plan are determined based on specific goals achieved by LaserCard and the level of contribution to achievement of the goals by the individual participants. LaserCard’s performance objectives include operating, strategic and financial goals considered critical to LaserCard’s short and long term goals. Bonuses for a fiscal year are paid during the first fiscal quarter of the following year once the determination of their amounts can be made based upon company performance.

For fiscal year 2011, bonuses under the Bonus Plan will be determined based on LaserCard’s pre-tax income after discretionary adjustments for the fiscal year, excluding any profit relating to LaserCard’s Slovenian second source manufacturing license and after giving effect to bonuses to be paid under the bonus plan. The LaserCard Board retains discretion under the plan to pay bonuses to selected participants based on their assessment of the strategic positioning of LaserCard, the contributions of particular individuals and other factors.

The LaserCard Board established the following target bonus amounts for each of the executive officers for fiscal year 2011: Mr. DeVincenzi—$198,000; Mr. Dyball—$75,000; Mr. Larson—$70,000; Mr. Price-Francis—$60,000; and Mr. Ludwig—$60,000. These target bonus levels are generally consistent with the fiscal year 2010 target levels for these executives, with the exception of Mr. Ludwig, who was granted an increase in his bonus target in recognition of his contribution to the operation of the business. Each executive’s bonus has two components—a company performance component weighted 60% and an individual performance component weighted 40%.

The Bonus Plan will continue in effect after the Effective Time in accordance with its terms, with the LaserCard Board as constituted prior to the Merger making all required determinations under the plan for the period from the beginning of fiscal year 2010 through the end of the month in which the Effective Time occurs, including determining bonus amounts for such period. The LaserCard Board as constituted after the Effective Time will make all required determinations under the plan for the period from the beginning of the month following the month in which the Effective Time occurs through the end of fiscal year 2011.

The foregoing summary is qualified in its entirety by reference to the Bonus Plan, which is filed as Exhibit (e)(10) to this Schedule 14D-9 and is incorporated herein by reference.

Potential Payments upon Termination of Employment in Connection with a Change in Control

The following chart presents LaserCard’s estimate of the amounts that each of LaserCard’s executive officers could receive in connection with the Merger and, in the case of cash severance and continued health benefits, a termination of employment under the circumstances described above under each executive’s employment agreement. In each case, the amounts in the table below are determined assuming that the Offer is completed at the Offer Consideration and the Effective Time and, if applicable, a termination of the executive’s employment (or, in the case of Mr. Ludwig, a notice of such termination) were to occur on December 20, 2010.

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Total ($)
Robert T. DeVincenzi	330,000	22,443	359,350	711,793
Christopher Dyball	380,011	19,169	289,456	688,636
Steven G. Larson	335,013	13,230	286,694	634,937
Uwe Ludwig	100,320	—	120,900	221,220
Stephen Price-Francis	—	—	129,344	129,344

(1)	This column reports the intrinsic value of the unvested portions of each executive’s awards that may accelerate in the circumstances described above. For options, this value is calculated by multiplying the amount (if any) by which the Offer Consideration exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For restricted stock and restricted stock unit awards, this value is calculated by multiplying the Offer Consideration by the number of shares subject to the accelerated portion of the award.

Indemnification and Insurance

LaserCard’s Amended and Restated Certificate of Incorporation, By-Laws and certain agreements to which it is a party require LaserCard to indemnify its directors, officers, employees and agents to the fullest extent permitted by law.

Under LaserCard’s By-Laws, LaserCard is required to indemnify its directors and executive officers in connection with any legal dispute involving LaserCard, and to pay in advance their expenses related to these disputes, if the director or executive officer acted in good faith and in a manner he or she believed to be in or not opposed to the best interests of LaserCard, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

In addition, LaserCard has entered into agreements to indemnify its directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement (if such settlement is approved by LaserCard, which approval shall not be unreasonably withheld or delayed) actually and reasonably incurred by any of these individuals in any action, suit or proceeding involving LaserCard if such individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of LaserCard and, with respect to any criminal action or proceeding, had no reasonable cause to believe such individual’s conduct was unlawful. This description of the indemnification agreements entered into between LaserCard and its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(6) hereto, which is incorporated herein by reference. LaserCard also maintains directors’ and officers’ liability insurance that insures LaserCard’s directors and officers against certain losses and insures LaserCard with respect to its obligations to indemnify its directors and officers.

The Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor and fulfill in all respects, (i) the obligations of LaserCard and its subsidiaries under any indemnification agreements between LaserCard or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of LaserCard or any of its subsidiaries prior to the Effective Time (the “Indemnified Parties”) and (ii) any indemnification, exculpation or advance of expenses provisions under the Amended and Restated Certificate of Incorporation and By-Laws (or comparable organizational documents) of LaserCard and its subsidiaries. In addition, the Merger Agreement provides that until the sixth anniversary of the Effective Time, ASSA US, the Surviving Corporation and its subsidiaries will, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Party in respect of acts or omissions in such Indemnified Party’s capacity as a director, officer, employee or agent of LaserCard or any of its subsidiaries (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time) or any of the transactions contemplated by the Merger Agreement and advance certain expenses to the Indemnified Parties in connection with any related dispute.

LaserCard maintains directors’ and officers’ liability insurance that insures LaserCard’s directors and officers against certain losses and insures LaserCard with respect to its obligations to indemnify its directors and officers. The Merger Agreement provides that until the sixth anniversary of the Effective Time, ASSA US and the Surviving Corporation will maintain in effect LaserCard’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, which includes all of LaserCard’s directors and executive officers, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that in satisfying such obligations, ASSA US and the Surviving Corporation will not be obligated to pay annual premiums in excess of 250% of the amount paid by LaserCard for coverage for its last full fiscal year (such 250% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed such amount, ASSA US and the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

Prior to the Effective Time, LaserCard may purchase a six-year “tail” prepaid policy under LaserCard’s current D&O Insurance. In the event that LaserCard does purchase this “tail” policy prior to the Effective Time, ASSA US and the Surviving Corporation will maintain the policy in full force and effect in lieu of its obligation to maintain the D&O Insurance described above.

Representation on the LaserCard Board. The Merger Agreement provides that, effective upon the Acceptance Time, and as long as ASSA US directly or indirectly beneficially owns at least a majority of the issued and outstanding Shares, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, on the LaserCard Board equal to the product of the total number of directors on the LaserCard Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by ASSA US, Purchaser or any other subsidiary of ASSA US following such purchase bears to the total number of Shares outstanding, and LaserCard will use its reasonable best efforts to cause Purchaser’s designees to be elected or appointed as directors of LaserCard, including by increasing the size of the LaserCard Board and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, at least two of LaserCard’s current directors who are not officers of LaserCard or any subsidiary of LaserCard shall remain members of the LaserCard Board until the Effective Time in accordance with the terms of the Merger Agreement.

The foregoing summary with respect to the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with ASSA US and Purchaser.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, ASSA US entered into a Tender and Support Agreement dated December 20, 2010 (the “Tender and Support Agreement”) with Bernard C. Bailey, Robert T. DeVincenzi, Donald E. Mattson, Albert J. Moyer, Walter F. Walker, Christopher J. Dyball, Steven G. Larson, Uwe Ludwig and Stephen D. Price-Francis (together, the “Covered Stockholders”). Collectively, the Covered Stockholders directly or indirectly own 389,033 Shares (including 150,487 shares of Restricted Stock) representing approximately 3.1% of the Shares outstanding on December 20, 2010. The Tender and Support Agreement provides, among other things, that the Covered Stockholders will tender their Shares (other than unvested shares of Restricted Stock), including any additional Shares acquired after the date of the Merger Agreement (the “Owned Shares”), in the Offer and vote their Owned Shares in favor of approving the principal terms of the Merger and against any alternative Takeover Proposal (as defined in the Tender and Support Agreement), if applicable. In addition, the Covered Stockholders have agreed, subject to customary exceptions, to certain restrictions on transfer of their Shares and not to exercise any Option with an exercise price of $7.10 per Share or above. The Tender and Support Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) any amendment to the Merger Agreement or the Offer effected without a Stockholder’s consent that decreases the Offer Consideration or changes the form of consideration payable in the Offer or materially and adversely affects that Covered Stockholder, (iii) the mutual consent of the parties to the Tender and Support Agreement, (iv) the Walk Away Date (as defined in the Merger Agreement) and (v) the Effective Time.

The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On November 6, 2009, LaserCard and HID Global Corporation (“HID Corporation”) entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible negotiated acquisition of LaserCard. Pursuant to the Confidentiality Agreement, HID Corporation agreed, among other things, (i) subject to certain customary exceptions, to keep all non-public information furnished by LaserCard or its representatives to HID Corporation or its representatives solely for the purpose of evaluating a potential transaction between the parties, (ii) not to solicit, directly or indirectly, any of LaserCard’s officers or senior level employees identified in connection with HID Corporation’s evaluation of a potential transaction for a period of two years from the date of the Confidentiality Agreement and (iii) not to initiate or maintain contact with any officer, director, employee, agent, affiliate, supplier, distributor, broker or customer of LaserCard or any of its subsidiaries regarding LaserCard or any of its subsidiaries or their respective operations, assets, prospects or finances, except for communications in the ordinary course of business or with the express permission of LaserCard for a period of two years from the date of the Confidentiality Agreement.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The LaserCard Board, during a meeting held on December 20, 2010, unanimously approved and declared advisable and in the best interests of LaserCard and its stockholders the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Accordingly, the LaserCard Board recommends that Company stockholders accept the Offer and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of Company stockholders, approve the Merger Agreement and the transactions contemplated therein.

(b) Background.

On September 1, 2006, LaserCard entered into an advisory services engagement to engage USBX Advisory Services, LLC (“USBX”) to assist in identifying strategic alternatives. Certain assets of USBX including the LaserCard engagement, were subsequently acquired by Imperial Capital, LLC (“Imperial Capital”) in late 2007.

Over the course of the initial engagement, USBX/Imperial Capital facilitated a series of discussions between members of LaserCard’s management and potential combination partners as well as the evaluation by LaserCard of several potential acquisition targets which in each case involved in-depth conversations, meetings and negotiations with potential counterparties. No transaction was consummated, however, and this initial engagement ended on August 31, 2009.

On September 1, 2009, LaserCard entered into a new advisory services engagement with Imperial Capital to pursue a potential sale of LaserCard through a merger, consolidation or other business combination.

Imperial Capital initiated a marketing process in October 2009 and contacted over 100 potential acquirors of LaserCard, including both strategic and financial suitors. Many of these potential acquirors entered into confidentiality agreements with LaserCard in connection with receiving additional information about the potential transaction and the proposed sale process.

In early November 2009, a representative of Imperial Capital contacted representatives of ASSA ABLOY’s HID Global business unit (“HID”) to ascertain whether HID would be interested in an acquisition transaction involving a company in the secure identification business. On November 6, 2009, HID entered into a confidentiality agreement with LaserCard to learn more about the potential transaction and the proposed sale process. In mid-November 2009, the interested parties which had entered into confidentiality agreements were granted access to an electronic data room to begin to conduct preliminary due diligence on LaserCard and its business.

LaserCard management held several preliminary meetings with potential suitors at the annual CARTES & IDentification conference in France, including a meeting with representatives of HID on November 17, 2009.

Between December 2009 and January 2010, as part of the marketing process, several preliminary, non-binding indications of interest regarding a potential acquisition of LaserCard were submitted, including one from HID on December 22, 2009. HID’s indication of interest provided for a purchase price of $7.00 to $7.50 in cash, subject to due diligence and other assumptions and conditions.

During January 2010 and the first week of February 2010, members of LaserCard’s management group conducted informational meetings with the potential suitors which who had submitted indications of interest.

On January 22, 2010, the management team of LaserCard met with representatives of HID to review LaserCard’s business and prospects.

On January 26, 2010, HID notified LaserCard that it had determined not to continue in the bidding process, indicating that it believed the potential combination did not fulfill certain of HID’s strategic objectives at the time and was not consistent with certain other business development opportunities HID was considering.

Following a period allowing for additional suitor diligence, on February 5, 2010, Imperial Capital requested the submission of letters of intent from the interested parties. A substantial portion of the suitors involved at the time declined to continue in the process for various reasons specific to those suitors or LaserCard.

In March 2010, as a result of various customer developments, LaserCard updated and reduced its internal financial forecast for fiscal year 2011.

Also in March 2010, representatives of HID contacted Imperial Capital to inquire whether LaserCard might consider entering into a partial sale transaction with HID in which HID would only acquire LaserCard’s German operations.

During March and April 2010, Imperial Capital continued to facilitate follow-up conversations with the remaining suitors, including several new parties which had emerged during this time period.

In May 2010, the strategic process facilitated by Imperial Capital was largely suspended while the LaserCard management team conducted an extensive review and re-evaluation of the company’s fiscal year business projections to reflect the updated status of several large contracts. Also in May 2010, LaserCard also informed HID that it was not interested in pursuing discussions regarding a partial sale transaction.

On July 29, 2010, LaserCard conducted its quarterly earnings call and reviewed the current conditions with respect to core customer contracts. Following this call, market trading activities resulted in a substantial drop in the market price of the Shares.

Between August and October 2010, LaserCard and Imperial Capital continued ongoing discussions with interested parties, including with four parties who re-submitted proposals during this period (referred to herein as Bidder A, Bidder B, Bidder C and Bidder D). In addition, during this period, Imperial Capital re-contacted the parties previously regarded as qualified acquirors, including HID. Following this contact, HID expressed an interest to revisit the opportunity given its recently announced agreement to acquire ActivIdentity Corporation.

In early September 2010, Bidder A submitted an acquisition proposal under which LaserCard stockholders would hold approximately 29% of the combined companies’ outstanding common stock following completion of the transaction. Shortly thereafter, Bidder B submitted a proposal contemplating an acquisition of all of the outstanding Shares for cash at a price of $4.25 per Share. Bidder B’s proposal was conditioned on its ability to obtain satisfactory debt financing to finance a portion of the purchase price.

Later in September 2010, Bidder C submitted a cash acquisition proposal with a price range of $4.80 to $5.00 per Share.

On October 21, 2010, LaserCard and Bidder A terminated their discussions regarding a possible acquisition and Bidder A withdrew its acquisition proposal after conducting further business due diligence.

Also on October 21, 2010, Bidder D submitted a stock merger proposal that would result in LaserCard stockholders receiving approximately 40% of the equity of the combined company.

On October 22, 2010, Bidder C improved the price in its proposal to a range of $5.75 to $6.00 per Share in cash.

On October 25, 2010, Bidder B improved the price in its proposal to a range of $5.20 to $6.00 per Share, conditioned on Bidder B’s ability to obtain satisfactory debt financing to finance a portion of the purchase price.

On October 29, 2010, Bidder B further improved the price of its proposal to $6.25 per Share, conditioned on Bidder B’s ability to obtain satisfactory debt financing to finance a portion of the purchase price.

On November 1, 2010, Bidder C verbally indicated a willingness to further improve the price of its proposal to $6.25 per Share, but only in exchange for immediate exclusivity. Also on November 1, 2010, Bidder D revised its merger proposal to include collar mechanism. On the same day, the management of LaserCard discussed with representatives of HID LaserCard’s financial performance and business developments, including its financial results for its second fiscal quarter ended October 1, 2010, as publicly announced on October 28, 2010, and whether HID might be interested in submitting a revised indication of interest to acquire LaserCard.

On November 4, 2010, HID submitted a non-binding written proposal providing for the acquisition of all of outstanding Shares of LaserCard for cash at a price of $6.00 per Share, subject to due diligence and other assumptions and conditions.

Later in the day on November 4, 2010, the LaserCard Board met to discuss and evaluate the various acquisition proposals received by LaserCard to that point. Representatives of Imperial Capital provided a review of the various discussions that had taken place with the prospective buyers as well as a summary of the feedback received from these prospective buyers on the due diligence conducted by each of them with respect to LaserCard and its business. They also provided the summary of Imperial Capital’s preliminary financial analysis of the various proposals. The LaserCard Board also discussed the exclusivity arrangements proposed under each of the proposals. Representatives of O’Melveny & Myers LLP (“OMM”), LaserCard’s outside counsel, were also in attendance at the meeting and advised the LaserCard Board on its legal duties and obligations in connection with evaluating acquisition such as those before the Board at this time.

On November 5, 2010, after further negotiations between representatives of LaserCard and HID, HID submitted a revised proposal at a price of $6.25 per Share in cash, subject to various conditions and assumptions.

On November 8, 2010, representatives of Imperial Capital and HID discussed key deal points to validate HID’s interest in completing a transaction and ability of HID and its corporate parent to do so in a timely manner, including by structuring the proposed acquisition as a cash tender offer. Later that day and based on the results of those discussions, LaserCard executed the HID non-binding letter of intent providing for the acquisition of all of the outstanding Shares at a price per Share of $6.25 in cash.

On November 10, 2010, representatives of LaserCard and HID discussed various subjects including the roadmap for completing confirmatory due diligence.

Between November 15, 2010 and November 24, 2010, representatives of HID and LaserCard met at various times and in various locations to allow the HID representaives to conduct business, financial and legal due diligence on LaserCard and its business.

On November 16, 2010, Edwards Angell Palmer & Dodge LLP (“EAPD”), HID’s outside counsel, delivered a legal due diligence request list to LaserCard and OMM.

On November 23, 2010, representatives of LaserCard and HID coordinated on follow up actions and due diligence results to confirm interest and commitment. In addition, on November 23, 2010, EAPD delivered an initial draft of the merger agreement to LaserCard and OMM.

From November 23, 2010 through December 20, 2010, representatives of Purchaser, ASSA US, HID and EAPD on the one hand, and LaserCard, Imperial Capital and OMM on the other hand, negotiated the terms and conditions of the merger agreement and related ancillary documents and schedules, including negotiations regarding the minimum condition and other conditions to the Offer, the definition of material adverse effect, non-solicitation commitments, termination rights, termination fees and triggers for the payment of the termination fee and expense reimbursement. During this period, the parties exchanged multiple versions of the merger agreement and the related agreements, schedules and exhibits.

On November 30, 2010, the LaserCard Board convened a meeting to discuss the proposed terms of the transaction, as reflected in the draft Merger Agreement, and related matters. Representatives of OMM were also in attendance.

On December 7, 2010, representatives of LaserCard met with representatives of HID at the CARTES & IDentification conference in France to discuss personnel matters, strategy and integration plans.

On December 10, 2010, the LaserCard Board convened a meeting to discuss the status of negotiations regarding the Merger Agreement and related matters. Representatives of Imperial Capital and OMM were also in attendance.

On December 19, 2010, the LaserCard Board met to discuss the status of negotiations regarding the Merger Agreement and related matters. Representatives of Imperial Capital and representatives of OMM were also in attendance. A representative of OMM reviewed in detail the current terms of the proposed transaction. A question and answer period regarding the terms followed. A representative of Imperial Capital provided a summary of its preliminary financial analysis of the proposed transaction.

On December 20, 2010, the LaserCard Board convened a meeting to review the proposed transaction. Representatives of Imperial Capital and OMM were also in attendance. Following introductory questions from the LaserCard Board, Imperial Capital updated the LaserCard Board on its final financial analysis of the proposed transaction. OMM then reviewed with the LaserCard Board material terms of the Merger Agreement and ancillary agreements that had been negotiated with HID, Purchaser and ASSA US. Management then discussed with the LaserCard Board the communication plan for announcement of the transaction. Imperial Capital then delivered to the LaserCard Board its oral opinion, subsequently confirmed in writing, that, as of December 20, 2010, and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be received by the holders of the Shares (other than ASSA US or any of its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following questions from the LaserCard Board to management and LaserCard’s advisors and further discussion, the LaserCard Board unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including for purposes of Section 203 of the DGCL) and (iii) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and to the extent required by the DGCL, adopt the Merger Agreement.

On December 20, 2010, after the LaserCard Board meeting adjourned, the parties executed and delivered the Merger Agreement and the Tender and Support Agreement and related documents. LaserCard then issued a press release announcing the transaction.

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the LaserCard Board consulted with LaserCard’s executive officers, legal counsel and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

LaserCard’s Operating and Financial Condition. The LaserCard Board considered the current and historical financial condition, results of operations, and business of LaserCard, as well as LaserCard’s financial plan and prospects, if it were to remain an independent company. Included in this analysis was consideration of LaserCard’s difficulties in identifying appropriate acquisition targets that would complement LaserCard’s business. The LaserCard Board evaluated LaserCard’s long-term financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if LaserCard were to execute or fail to execute upon its financial plan.

Prospects of LaserCard. The LaserCard Board discussed the impact of general economic market trends on LaserCard’s sales, as well as general market risks that could reduce the market price of the Shares. The LaserCard Board also considered the highly competitive and rapidly evolving environment in which LaserCard operates and is expected to operate in the future, including the development of new technologies that compete with LaserCard’s products. The LaserCard Board addressed the fact that many of LaserCard’s competitors are larger organizations that can take advantage of economies of scale in production, sales and marketing and have greater name recognition and access to larger customer bases and substantially greater resources. In light of these competitive challenges, the LaserCard Board considered the complementary nature of the markets served by ASSA US. After consideration, the LaserCard Board concluded that each of the foregoing factors supported its recommendation with respect to the Offer.

Available Alternatives; Results of Discussions with Third Parties. The LaserCard Board determined that the possible alternatives to the acquisition by ASSA US and perceived risks of those alternatives, the range of potential benefits to LaserCard’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the LaserCard Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for LaserCard to create greater value for LaserCard’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks, all supported its recommendation with respect to the Offer. The LaserCard Board also concluded that the results of the process that the LaserCard Board had conducted, with the assistance of LaserCard’s management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions supported its recommendation with respect to the Offer. The LaserCard Board also considered the indication of interest in an acquisition of LaserCard expressed by multiple parties, as well as the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire LaserCard at a higher price.

Financial Market Conditions; Historical Trading Prices. The LaserCard Board considered the current regional, national and international economic climate and the conditions of the financial markets. The LaserCard Board considered historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer represents a premium of approximately 38% over the closing price per share of the Shares on December 17, 2010, the last full trading day prior to the meeting of the LaserCard Board to consider and approve the Merger Agreement. After consideration of these factors, the LaserCard Board concluded that the current financial market conditions, LaserCard’s historical trading prices and the premium on the Shares all supported its recommendation with respect to the Offer.

Opinion of LaserCard’s Financial Advisor. The LaserCard Board considered that the oral opinion delivered by Imperial Capital, subsequently confirmed in writing, and based upon and subject to the factors and assumptions set forth therein, the $6.25 per Share in cash to be paid to the holders (other than ASSA US and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Imperial Capital, dated December 20, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Imperial Capital provided its opinion for the information and assistance of the LaserCard Board in connection with its consideration of the transaction. The Imperial Capital opinion is not a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any holder of the Shares should vote with respect to the Merger or any other matter. Pursuant to an engagement letter between LaserCard and Imperial Capital, LaserCard has agreed to pay Imperial Capital a transaction fee, a principal portion of which is payable upon consummation of the Offer.

Cash Consideration; Certainty of Value. The LaserCard Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration. The LaserCard Board considered the business reputation of ASSA US and its management and the substantial financial resources of ASSA US and, by extension, Purchaser, which the LaserCard Board believed supported the conclusion that a transaction with ASSA US and Purchaser could be completed relatively quickly and in an orderly manner. The LaserCard Board also considered ASSA US’s ability to complete a financing in connection with the Offer and concluded that it was reasonably likely that such a financing could be completed on reasonable terms in connection with the closing of the Offer. The LaserCard Board determined that the form of consideration to be paid to LaserCard’s stockholders in the Offer and the Merger, the certainty of the value of the consideration and the perceived timing of the completion of the Offer as a result of ASSA US’s reputation and resources all supported its recommendation with respect to the Offer.

Terms of the Merger Agreement. The LaserCard Board concluded that the provisions of the Merger Agreement, including the respective representations and warranties (as qualified by information in confidential disclosure schedules provided by LaserCard in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties and allocate risk between LaserCard, ASSA US and Purchaser, rather than establishing matters of fact, and, accordingly, may not constitute the actual state of facts about LaserCard, ASSA US or Purchaser) and covenants and termination rights of the parties and termination fees payable by LaserCard all supported its recommendation with respect to the Offer. More specifically, the LaserCard Board considered the following provisions, among others:

(1) Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling LaserCard’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(2) Absence of Financing Condition. The LaserCard Board’s belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger and the absence of a financing condition.

(3) Ability to Respond to Certain Unsolicited Acquisition Proposals. The provisions in the Merger Agreement that provide for the ability of the LaserCard Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made an unsolicited, bona fide, written acquisition proposal that the LaserCard Board reasonably determines in good faith (after receiving the advice of its financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal (as defined in Exhibit A of the Merger Agreement) and to furnish to such third party non-public information relating to LaserCard pursuant to a confidentiality agreement either entered into prior to the date of the Merger Agreement or that is in customary form that is no less favorable to LaserCard than those contained in the confidentiality agreement entered into with HID Corporation, so long as (i) the confidentiality agreement does not include an exclusive right to negotiate with LaserCard, (ii) LaserCard provides ASSA US with at least 24 hours notice of its intent to enter into any new confidentiality agreement and (iii) LaserCard advises ASSA US of all of the non-public information so disclosed.

(4) Change of Recommendation; Fiduciary Termination Right. In the event LaserCard receives a Superior Proposal, the LaserCard Board has the right, prior to the purchase of Shares pursuant to the Offer, to either

(i) withdraw or modify its recommendation to its stockholders, (ii) recommend a competing proposal that constitutes a Superior Proposal to its stockholders or (iii) subject to compliance with the termination procedure described below, enter into an agreement for a Superior Proposal, in each case if it determines in good faith, after consulting with and receiving advice from outside counsel, that failure to withdraw, modify, recommend or enter into an agreement would reasonably be expected to result in a breach by the LaserCard Board of its fiduciary duties. The LaserCard Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) LaserCard has not materially breached any of the non-solicitation covenants contained in the Merger Agreement, (ii) LaserCard has received a proposal that the LaserCard Board has determined in good faith (after consulting with its financial advisors) constitutes a Superior Proposal, and the LaserCard Board determines in good faith that failure to enter into a definitive agreement to consummate this Superior Proposal would reasonably be expected to result in a breach by the LaserCard Board of its fiduciary duties, (iii) LaserCard has notified ASSA US that it intends to enter into a definitive agreement implementing the Superior Proposal and provided ASSA US with a copy of the proposed agreement, (iv) LaserCard and its advisors offer to negotiate with ASSA US for a three business day period to allow it to modify the terms of the Merger Agreement (and negotiate in good faith to the extent the offer to negotiate is accepted) and after the end of the three business day period, the LaserCard Board still deems the competing proposal to be a Superior Proposal, (v) LaserCard pays ASSA US a termination fee of $3,000,000 in cash and (vi) concurrently with this termination, LaserCard enters into a definitive agreement for the Superior Proposal.

(5) Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that ASSA US’s obligations to purchase Shares in the Offer and to effect the Merger are subject to limited conditions.

(6) Top-Up Option. The fact that Purchaser had been granted a Top-Up Option to purchase from LaserCard, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Consideration, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding, and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law.

Failure to Close; Expense Reimbursement. The LaserCard Board considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, including the diversion of management and employee attention during the period after the signing of the Merger Agreement, and the effect of public announcement of the Merger Agreement, including effects on LaserCard’s sales, operating results and stock price, and LaserCard’s ability to attract and retain key management and sales and marketing personnel. The LaserCard Board also considered the fact that LaserCard must conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the completion of the Merger or the termination of the Merger Agreement, which may delay or prevent it from undertaking business opportunities that may arise. In addition, the LaserCard Board considered that the Merger Agreement provides that LaserCard must pay ASSA US a $1,000,000 expense reimbursement fee if ASSA US terminates the Merger Agreement as a result of certain breaches of representations, warranties and covenants by LaserCard or because the transaction does note close prior to June 20, 2011 (and the delay was not substantially or primarily caused by ASSA US). If any such expense reimbursement fee is paid, the amount of this payment would be credited against any termination fee that may later become payable to ASSA US.

Business Reputation of HID. The business reputation and capabilities of HID and its management and the substantial financial resources of ASSA ABLOY and, by extension, HID, ASSA US and Purchaser, which the LaserCard Board believed supported the conclusion that a transaction with ASSA US and Purchaser could be completed relatively quickly and in an orderly manner. The LaserCard Board also considered the impact of the Offer and the Merger on LaserCard’s employees, business partners and customers. The LaserCard Board concluded that the benefit of the business reputation and resources of HID supported its recommendation with respect to the Offer.

Termination Fee. The termination fee of $3,000,000 that could become payable pursuant to the Merger Agreement under certain circumstances, including if LaserCard terminates the Merger Agreement to accept a

Superior Proposal, if ASSA US terminates the Merger Agreement because the LaserCard Board changes its recommendation with respect to the Offer or the Merger, fails to reject a competing takeover proposal or materially breaches its covenants regarding non-solicitation of takeover proposals or if (i) a takeover proposal with respect to LaserCard is made and not withdrawn, (ii) either party terminates the Merger Agreement because the Offer has not been consummated within 6 months of signing the Agreement or ASSA US terminates the agreement as a result of a breach by LaserCard and (iii) LaserCard enters into a definitive agreement for a takeover proposal within one year after termination of the Merger Agreement and this takeover proposal is ultimately consummated. The LaserCard Board considered that these provisions in the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of LaserCard but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, the LaserCard Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of takeover proposals were insisted upon by ASSA US as a condition to entering into the Merger Agreement. For the reasons described above, the LaserCard Board determined that the termination fee did not preclude its recommendation with respect to the Offer.

The LaserCard Board also considered the impact of the Offer and the Merger on LaserCard’s and its subsidiaries’ employees, business partners, customers and others having dealings with them.

In arriving at their respective recommendations, the directors of LaserCard were aware of the interests of executive officers and directors of LaserCard as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

The foregoing discussion of information and factors considered and given weight by the LaserCard Board and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the LaserCard Board and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the LaserCard Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching its determinations and recommendations. In addition, individual members of the LaserCard Board may have given different weights to different factors and reasons.

(d) Opinion of LaserCard’s Financial Advisor.

Imperial Capital rendered its opinion to the LaserCard Board that, as of December 20, 2010, and based upon and subject to the factors, assumptions and limitations in its opinion, the $6.25 per Share in cash to be paid to the holders thereof (other than ASSA US or its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view to such holders.

The full text of the written opinion of Imperial Capital, dated December 20, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. The description of Imperial Capital’s opinion set forth herein is qualified in its entirety by reference to the full text of Imperial Capital’s opinion. Imperial Capital provided its opinion for the information and assistance of the LaserCard Board in connection with its consideration of the transaction. The Imperial Capital opinion is not intended to be and does not constitute a recommendation to the LaserCard Board or any holder of the Shares (or any other party) as to how to act or vote with respect to the Merger or Offer or any other matter, including but not limited to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any holder of the Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Imperial Capital, among other things:

1. reviewed the financial terms and conditions as stated in the Merger Agreement draft dated December 18, 2010;

2. reviewed LaserCard’s Annual Report filed on Form 10-K for the fiscal year ended April 2, 2010;

3. reviewed LaserCard’s Quarterly Reports filed on Form 10-Q for the quarters ended July 2, 2010 and October 1, 2010;

4. reviewed certain other publicly available information on LaserCard;

5. reviewed other LaserCard financial and operating information (including certain projections and estimates) provided by LaserCard;

6. discussed LaserCard’s operations, historical financial results, future prospects and performance, and certain other information related to the aforementioned with LaserCard’s management team;

7. reviewed the historical stock price and trading activity for the Shares;

8. compared financial and stock market information for LaserCard with publicly-traded equity securities of companies in the identity solutions sector;

9. reviewed the financial terms and conditions of certain recent business combinations involving companies in the identity solutions sector; and

10. considered such other quantitative and qualitative factors that Imperial Capital deemed to be relevant to its evaluation.

Imperial Capital did not make or obtain an independent evaluation or appraisal for any of the assets or liabilities (contingent or otherwise) of LaserCard nor did they make any physical inspection of the assets or properties of LaserCard. With the LaserCard Board’s consent, Imperial Capital undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which LaserCard is or may be a party or is or may be subject, or of any governmental investigation or any possible unasserted claims or other contingent liabilities to which LaserCard is or may be a party or is or may be subject. Imperial Capital did not evaluate or receive any evaluations of the solvency or fair value of LaserCard under any laws relating to bankruptcy, insolvency, or similar matters.

With the LaserCard Board’s consent, Imperial Capital assumed and relied upon the accuracy and completeness of all financial or other information supplied or otherwise made available to Imperial Capital by or on behalf of LaserCard or otherwise reviewed by Imperial Capital, and Imperial Capital undertook no duty or responsibility to verify independently any of such information, and did not independently verify any of such information. With respect to projections and estimates provided to or otherwise reviewed by or discussed with Imperial Capital, including management guidance, Imperial Capital was advised by LaserCard’s management that such projections and estimates were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management. Imperial Capital expressed no view as to any such projections or estimates or the bases and assumptions on which they were prepared and assumed that LaserCard would perform within the range of such projections and estimates. Furthermore, Imperial Capital expressed no opinion regarding the likelihood of one set of projections being achieved versus the likelihood of the other set of projections being achieved. Imperial Capital assumed that there had been no material change in the assets, financial condition or business of LaserCard since the date of the most recent LaserCard financial statements made available to Imperial Capital. Imperial Capital relied upon LaserCard management to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of Imperial Capital’s review.

Imperial Capital assumed that the final form of the Merger Agreement would be substantially similar to the draft sent to Imperial Capital by LaserCard dated December 18, 2010, and that the Offer and Merger (together, the “Transaction”) would be consummated in accordance with the terms of the Merger Agreement without waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. The draft of the Merger Agreement that Imperial Capital was provided did not contain schedules or all exhibits, and contained spaceholders for some information yet to be filled in prior to execution. As such, Imperial Capital assumed that its analysis would not be impacted by the presence or omission of the schedules and exhibits to the Merger Agreement or the information yet to be included in the Merger Agreement. Imperial Capital further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the contemplated benefits of the Transaction in any way meaningful to its analysis. Imperial Capital assumed that the representations and warranties made by LaserCard in the Merger Agreement are and will be true and correct in all respects meaningful to its analysis.

Imperial Capital expressed no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction, or the availability or advisability of any alternatives to the Transaction. Imperial Capital did not express any opinion as to any tax or other consequences that might result form the Transaction, nor did its opinion address any legal, tax regulatory, or accounting matters, as to which Imperial Capital understood that LaserCard obtained such advice as it deemed necessary from qualified professionals. Imperial Capital did not express an opinion with respect to the prices at which LaserCard’s common stock may trade at any time (including but not limited to subsequent to disclosure of the Transaction). Imperial Capital’s opinion was limited to the fairness as of December 20, 2010, from a financial point of view, of the $6.25 per Share to be paid to the holders thereof (other than ASSA US or its affiliates) pursuant to the Merger Agreement. Imperial Capital expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the LaserCard Board to approve or consummate the Transaction. In addition, Imperial Capital did not express a view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer or the Merger, or class of such persons, relative to the Offer Consideration or otherwise. The delivery of Imperial Capital’s opinion was approved by its Fairness Opinion Committee.

Imperial Capital conducted a number of financial analyses in connection with rendering the opinion described above, including a Discounted Cash Flow analysis, a Publicly Traded Companies Analysis and an M&A Transaction Statistics Analysis, as further described below. It is important to note that a number of qualitative considerations impacted Imperial Capital’s opinion, which such qualitative considerations included, but were not limited to, the following: (a) LaserCard’s historical growth and management projections of declines in revenue from CY 2009 to CY 2010 and 2011, (b) LaserCard’s concentrated revenue based around a few government programs, with its top three customers comprising nearly 60% of its revenue in FY 2010, (c) the revenue streams from these government programs being lumpy in nature and difficult to predict, (d) LaserCard’s product/technology concentration issues, (e) LaserCard’s status as a micro-cap business in an industry that has undergone significant consolidation and that is dominated by larger, better capitalized and more diversified companies in the identity solutions industry, and (f) Imperial Capital having conducted the sale process described above in Item 4 “Background”.

For reasons as described further herein, in rendering its opinion, Imperial Capital focused primarily on its Discounted Cash Flow analysis as well as its careful consideration of qualitative considerations including, but not limited to, the results of the extensive sale process conducted by Imperial Capital.

The following is a summary of the financial analyses delivered by Imperial Capital to the LaserCard Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Imperial Capital. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Imperial Capital did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Imperial Capital believes that its analyses must be considered as a whole and that selecting portions of such analyses, without considering all analyses, would create an incomplete view of the process underlying Imperial Capital’s opinion.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 20, 2010 and is not necessarily indicative of current market conditions.

LaserCard Implied Enterprise Value. Imperial Capital calculated an implied equity value for LaserCard by multiplying the market price of $4.54 as of December 17, 2010 and the Offer Consideration of $6.25 by the total number of diluted outstanding shares, such number of shares calculated by taking the number of basic shares outstanding and Company restricted stock units issued and using the treasury stock method for option dilution. Imperial Capital then calculated an implied enterprise value for LaserCard by adding debt and deducting the book value of cash as of October 1, as provided by LaserCard’s management, from the implied equity value. The results of this analysis are summarized in the following table:

($ in millions)	Current Market (12/17/2010)	Offer Price
Price Per Share	$4.54	$6.25
Shares Issued & Outstanding	12.3	12.3
Shares Underlying Options (Treasury Stock Method)	0.3	0.4

Total Shares	12.7	12.8

Equity Value	$57.5	$79.8

Plus: Total Debt	0.1	0.1
Less: Cash	36.2	36.2

Enterprise Value	$21.4	$43.7

Discounted Cash Flow Analysis. Imperial Capital performed a discounted cash flow analysis to take projected future free cash flow over the given period along with the terminal value at the end of the period and then discount these cash flows back to present value by using the weighted average cost of capital. Imperial Capital based its discounted cash flow analysis on two sets of LaserCard management projections for financial performance of the business over the analyzed period (through CY 2015). One set of LaserCard financial projections, the “Target Case,” assumed that management’s projections relating to LaserCard’s India and Saudi Arabia businesses would be achieved, while the other, the “Base Case” projections, assumed that projections with respect to such businesses would not be achieved.

In its analysis, Imperial Capital used discount rates ranging from 20.0% to 28.0% to reflect the overall risk associated with LaserCard’s operations and projected financial performance. Imperial Capital calculated a terminal value at the end of 2015 using the Gordon Growth model, which incorporated a terminal growth rate ranging from 1.0% to 5.0%.

Based on its discounted cash flow analysis, Imperial Capital estimated that LaserCard’s present value of enterprise ranged from $15.1 million to $23.9 million utilizing LaserCard’s Base Case projections and from $26.7 million to $41.5 million utilizing LaserCard’s Target Case projections.

Publicly Traded Companies Analysis. Imperial Capital reviewed and compared certain financial information for LaserCard to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the identity solutions sector:

3M Co.	Illinois Tool Works, Inc.
Identive Group, Inc.	ImageWare Systems, Inc.
AuthenTec, Inc.	Zebra Technologies Corp.
Brady Corp.	On Track Innovations Ltd.
Communication Intelligence Corp.	OpSec Security Gorup plc
De La Rue plc	Precise Biometrics AB
Document Security Systems, Inc.	Hologram Industries SA
Gemalto NV	Xiring

Publicly traded companies analysis seeks to use publicly traded company trading metrics as a proxy for the trading metrics of LaserCard. These trading metrics were then applied to LaserCard’s financial metrics to develop valuation ranges. Financial data of the selected companies was based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of LaserCard was based on the Base Case and Target Case financial projections provided by LaserCard’s management. The following tables provide a summary of the implied LaserCard enterprise value ranges based on trading multiples (excluding outliers based on one standard deviation from the overall mean) for the above-listed companies applied to LaserCard management’s forward revenue, EBIT (earnings before interest and taxes) and EBITDA (earnings before interest, taxes and depreciation and amortization) estimates.

Base Case
($ in millions)
Comparison	Metric		Range of Multiples		Enterprise Value
CY11 Revenue	$38.7	x	1.5x to 1.7x	=	$56.3 to $64.0
Implied Valuation Range					$56.3 to $64.0
Mean					$60.2

Comparison	Metric		Range of Multiples		Enterprise Value
CY11 EBITDA	$3.3	x	7.7x to 8.7x	=	$25.6 to $28.9
Implied Valuation Range					$25.6 to $28.9
Mean					$27.2

Comparison	Metric		Range of Multiples		Enterprise Value
CY11 EBIT	$0.9	x	8.9x to 9.9x	=	$8.4 to $9.4
Implied Valuation Range					$8.4 to $9.4
Mean					$8.9

Target Case
($ in millions)
Comparison	Metric		Range of Multiples		Enterprise Value
CY10 Revenue	$51.2	x	1.6x to 1.8x	=	$84.1 to $94.3
CY11 Revenue	$50.0	x	1.5x to 1.7x	=	$72.6 to $82.6
Implied Valuation Range					$72.6 to $94.3
Mean					$83.5

Comparison	Metric		Range of Multiples		Enterprise Value
CY10 EBITDA	$6.9	x	8.6x to 9.6x	=	$59.3 to $66.2
CY11 EBITDA	$7.9	x	7.7x to 8.7x	=	$60.8 to $68.8
Implied Valuation Range					$59.3 to $68.8
Mean					$64.0

Comparison	Metric		Range of Multiples		Enterprise Value
CY10 EBIT	$4.3	x	11.3x to 12.3x	=	$48.2 to $52.5
CY11 EBIT	$5.5	x	8.9x to 9.9x	=	$49.5 to $55.0
Implied Valuation Range					$48.2 to $55.0
Mean					$51.6

Imperial Capital also calculated estimated calendar years 2010 and 2011 price to earnings ratios for the above-selected public companies, based on mean trading multiples of such companies. The following table presents the results of this analysis (note that using the Base Case management projections yielded negative EPS, and as such the below table lists the results of the price to earnings ratio calculations utilizing only management’s Target Case projections):

Target Case P/E Multiples
	2010E P/E			2011E P/E
($ in millions)	Low	Mean	High	Low	Mean	High
P/E—Avg. of Public Companies	16.8x	17.8x	18.8x	12.1x	13.1x	14.1x
LaserCard EPS	$0.31	$0.31	$0.31	$0.35	$0.35	$0.35

Implied Price per Share	$5.16	$5.47	$5.78	$4.23	$4.58	$4.93
Shares Issued and Outstanding	12.3	12.3	12.3	12.3	12.3	12.3
Shares Underlying Options	0.3	0.4	0.4	0.3	0.3	0.3
Total Shares	12.7	12.7	12.7	12.7	12.7	12.7

Implied Equity Value	$65.5	$69.5	$73.5	$53.6	$58.0	$62.4
Plus Debt	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1
Less Cash	($36.2)	($36.2)	($36.2)	($36.2)	($36.2)	($36.2)

Implied Enterprise Value	$29.4	$33.4	$37.4	$17.5	$21.9	$26.3

In connection with its opinion, Imperial Capital considered the selected public companies that it analyzed to lack sufficient comparability to LaserCard given LaserCard’s business and other factors that distinguish LaserCard from such selected companies (including but not limited to LaserCard’s customer/revenue and product/technology concentration, and the fact that LaserCard is a micro-cap business in an industry that has undergone significant consolidation and is dominated by larger, better capitalized and more diversified players) and, accordingly, believed that the implied valuation ranges above were not good indicators of valuation ranges for LaserCard.

M&A Transaction Statistics Analysis. Imperial Capital analyzed certain information relating to selected publicly disclosed transactions in the identity solutions sector (excluding software companies), including, but not limited to, the following transactions:

Closed	Target	Acquirer
9/19/2010 (Announced)	L-1 Identity Solutions (NYSE:ID)	Safran SA (ENXTPA:SAF)
8/30/2010 (Announced)	SMARTRAC N.V. (XTRA:SM7)	One Equity Partners LLC
12/16/2010	ActivIdentity (NasdaqGM:ACTI)	HID Global Corporation
12/1/2010	Cogent Inc. (NasdaqGS:COGT)	3M Co. (NYSE:MMM)
9/7/2010	UPEK, Inc.	AuthenTec, Inc. (NasdaqGM:AUTH)
6/24/2010	Microelectronica Espanola S.A.U.	American BankNote S.A. (BOVESPA:VLID3)
2/28/2010	Keesing Reference Systems B.V.	Hologram Industries SA (ENXTPA:HOL)
12/31/2009	SecureMark Decal Corporation and Ariston Reflective Inc.	Hologram Industries SA (ENXTPA:HOL)
12/29/2009	Bluehill ID AG	Identive Group, Inc. (NasdaqGM:INVE)
12/8/2009	BIO-key International Inc., Law Enforcement Division	Interact Public Safety Systems, Inc.
4/30/2009	Hirsh Electronics Corp.	SCM Microsystems Inc. (NasdaqGM:SCMM)
4/1/2009	Altech NamITech SA	Gemalto NV (ENXTPA:GTO)
3/27/2009	ID Data (2009) Limited	Peter Cox, Carl Pauwels
1/15/2009	CardBASE Technologies Ltd.	Sagem Securite SA
10/21/2008	Virtek Vision International Inc. (TSX:VRK)	Gerber Scientific Inc. (NYSE:GRB)
8/13/2008	Digimarc Corp. (NasdaqGM:DMRC)	L-1 Identity Solutions Inc. (NYSE:ID)
9/4/2008	Secure Computing Corp., Secure SafeWord	Aladdin Knowledge Systems Ltd. (NasdaqGS:ALDN)
9/1/2008	Sdu Identification BV	Sagem Securite SA
8/27/2008	BGS Smartcard Systems AG	Net 1 Ueps Technologies Inc. (NasdaqGS:UEPS)
4/3/2008	Light Impressions International Limited	Opsec Security Ltd.
3/5/2008	Bioscrypt Inc.	L-1 Identity Solutions Inc. (NYSE:ID)
2/13/2008	American Bank Note Holographics	JDS Uniphase Corp. (NasdaqNM:JDSU)
11/23/2007	All Cards Service Center AB (OM:ACSC)	XponCard Group AB (OM:XPON)
9/5/2007	Sales Strategies, Inc.	Incentra Solutions Inc. (OTCBB:ICNS)
5/3/2007	Secgo Software Oy	Birdstep Technology ASA (OB:BIRD)
4/12/2007	SafeNet Inc. (NasdaqNM:SFNT)	Vector Capital

M&A transaction analysis seeks to use publicly disclosed transaction data of selected merger and acquisition transactions as a proxy for the transaction metrics of LaserCard. These transaction metrics were then applied to LaserCard’s financial metrics to develop enterprise valuation ranges. Financial data of the selected companies was based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of LaserCard was based on the Base Case and Target Case financial projections provided by LaserCard’s management. The following tables provides a summary of the implied LaserCard enterprise value ranges based on transaction multiples (excluding outliers based on one standard deviation from the overall mean) for the target companies in the above-listed transactions applied to LaserCard’s CY2010 revenue and EBITDA and forward revenue and EBITDA estimates.

The following tables provide a summary of the implied enterprise value range of LaserCard based on Imperial Capital’s M&A transaction analysis:

Base Case
($ in millions)
Comparison	Metric		Range of Multiples(1)		Enterprise Value
CY11 Revenue	$38.7	x	1.5x to 1.7x	=	$57.8 to $65.5
CY11 EBITDA	$3.3	x	11.8x to 12.8x	=	$39.5 to $42.8
Implied Valuation Range					$39.5 to $65.5
Mean					$52.5

Target Case
($ in millions)
Comparison	Metric		Range of Multiples		Enterprise Value
CY10 Revenue	$51.2	x	1.7x to 1.9x	=	$87.7 to $97.9
CY10 EBITDA	$6.9	x	12.6x to 13.6x	=	$86.9 to $93.8
Implied Valuation Range					$86.9 to $97.9
Mean					$92.4

($ in millions)
Comparison	Metric		Range of Multiples(1)		Enterprise Value
CY11 Revenue	$50.0	x	1.5x to 1.7x	=	$74.6 to $84.6
CY11 EBITDA	$7.9	x	11.8x to 12.8x	=	$94.0 to $101.9
Implied Valuation Range					$74.6 to $101.9
Mean					$88.3

(1)	Imperial Capital used the average estimated growth rates from CY2010 to CY2011 for the Publicly Traded Companies with respect to Revenue and EBITDA. These average growth rates were applied to the mean LTM transaction multiples as discount rates to imply CY2011 transaction multiples.

Imperial Capital also calculated estimated calendar years 2010 and 2011 price to earnings ratios pursuant to its M&A transaction analysis, based on mean trading multiples of target companies in the selected transactions. The following table presents the results of this analysis (note that using the Base Case management projections yielded negative EPS, and as such the below table lists the results of the price to earnings ratio calculations utilizing only management’s Target Case projections):

Target Case P/E Multiples
	2010E P/E			2011E P/E (1)
	Low	Mean	High	Low	Mean	High
P/E—Avg. of Public Companies	27.3x	28.3x	29.3x	20.9x	21.9x	22.9x
LaserCard EPS	$0.31	$0.31	$0.31	$0.35	$0.35	$0.35

Implied Price per Share	$8.38	$8.68	$8.99	$7.28	$7.63	$7.98
Shares Issued and Outstanding	12.3	12.3	12.3	12.3	12.3	12.3
Shares Underlying Options	0.6	0.7	0.7	0.5	0.6	0.6
Total Shares	13.0	13.0	13.1	12.9	12.9	12.9

Implied Equity Value	$108.8	$113.1	$117.4	$93.6	$98.4	$103.3
Less Cash	($36.2)	($36.2)	($36.2)	($36.2)	($36.2)	($36.2)

Implied Enterprise Value	$72.6	$76.9	$81.2	$57.4	$62.2	$67.1

(1)	Imperial Capital used the average estimated growth rates from CY2010 to CY2011 for the Publicly Traded Companies with respect to EPS. These average growth rates were applied to the mean LTM transaction multiples as discount rates to imply CY2011 transaction multiples.

In connection with its opinion, Imperial Capital considered the target companies involved in the selected transactions that it analyzed to lack sufficient comparability to LaserCard given LaserCard’s business and other factors that distinguish LaserCard from such selected companies (including but not limited to LaserCard’s customer/revenue and product/technology concentration, and the fact that LaserCard is a micro-cap business in an industry that has undergone significant consolidation and is dominated by larger, better capitalized and more diversified players) and, accordingly, believed that the implied valuation ranges above were not good indicators of valuation ranges for LaserCard.

Imperial Capital performed the above analyses for purposes of providing its opinion described above. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Imperial Capital does not assume responsibility if future results are materially different than those forecast.

The consideration for the Transaction was determined through arms’-length negotiations between LaserCard and ASSA US and was approved by the LaserCard Board. Imperial Capital provided advice to LaserCard during these negotiations. Imperial Capital did not, however, recommend any specific amount of consideration to LaserCard or the LaserCard Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction. Imperial Capital’s opinion to the LaserCard Board was one of many factors taken into consideration by the LaserCard Board in making its determination to approve the Merger Agreement.

Imperial Capital is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Imperial Capital received a fee from LaserCard upon the delivery of its fairness opinion, which fee was not predicated on the conclusion reached in such opinion. Imperial Capital also has been engaged to render financial advisory services to LaserCard in connection with the proposed Transaction and will receive a separate fee for such services; such fee is contingent upon consummation of the Transaction and is larger than the fee for the delivery of this opinion. In addition, LaserCard has agreed to reimburse Imperial Capital for certain expenses incurred by it in connection with its engagement and to indemnify Imperial Capital against certain liabilities arising out of its engagement.

In the ordinary course of Imperial Capital’s business, it and its affiliates may trade in the securities of LaserCard and ASSA US (or their affiliates) for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Imperial Capital has provided certain strategic advisory services to LaserCard during the previous two years, for which it was reimbursed expenses.

Imperial Capital’s opinion was based upon market, economic, financial, and other circumstances and conditions existing and disclosed to Imperial Capital as of or prior to December 20, 2010, and any material change in such circumstances and conditions would require a re-evaluation of its opinion, which the LaserCard Board acknowledged Imperial Capital is under no obligation to undertake.

(e) Intent to Tender.

To LaserCard’s knowledge, each of LaserCard’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such executive officer or director. The summary of the Tender and Support Agreement contained in Item 3 above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated by reference.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Except as set forth below, neither LaserCard nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

Pursuant to a letter agreement dated September 1, 2009, LaserCard engaged Imperial Capital to act as its financial advisor in connection with the contemplated transactions. Under the terms of Imperial Capital’s engagement, LaserCard has agreed to pay Imperial Capital for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $1,750,000, $300,000 of which is payable in connection with Imperial Capital’s opinion and was payable at the time Imperial Capital delivered its opinion and the remainder of which is payable upon consummation of the Offer. In addition, LaserCard has agreed to reimburse Imperial Capital for its reasonable expenses, including fees, disbursements and out-of-pocket expenses incurred by Imperial Capital in connection with services rendered up to a maximum aggregate amount of $75,000, and to indemnify Imperial Capital and related parties against various liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by LaserCard or, to the knowledge of LaserCard, any executive officer, director, affiliate or subsidiary of LaserCard.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Subject Company Negotiations. Except as set forth in this Schedule 14D-9, LaserCard is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer or other acquisition of LaserCard’s securities by LaserCard, any subsidiary of LaserCard or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving LaserCard or any subsidiary of LaserCard, (iii) any purchase, sale or transfer of a material amount of assets of LaserCard or any subsidiary of LaserCard, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of LaserCard.

(b) Transactions and Other Matters. Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the LaserCard Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph of this Item 7.

Item 8.	Additional Information.

(a) Section 14(f) Information Statement.

The Information Statement attached as Annex I to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the LaserCard Board, other than at a meeting of LaserCard’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(b) Stockholder Approval.

LaserCard has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of LaserCard’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Merger Sub pursuant to the Offer, Purchaser, Merger Sub and any other subsidiary of ASSA US own more than 90% of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of LaserCard.

(c) Top-Up Option.

Subject to the terms of the Merger Agreement, LaserCard has granted Purchaser the Top-Up Option to purchase that number of Top-Up Option Shares equal to the number of Shares (but not less than that number) that, when added together with Shares collectively owned by Purchaser immediately following consummation of the Offer (including any “subsequent offering periods” provided by Purchaser) constitutes one share more than 90% of Shares then outstanding (after giving effect to the Top-Up Option Shares) in order to facilitate the consummation of the Merger using the above-mentioned short form merger procedures. Purchaser may exercise the Top-Up Option at any time after the Acceptance Time; provided, however, that the Top-Up Option will not be exercisable more than once or for a number of Shares in excess of the number of Shares authorized and unissued (including as authorized and unissued, any Shares held in the treasury of LaserCard). Purchaser will pay to LaserCard a per share amount equal to the Offer Consideration paid to tendering stockholders in the Offer for the Shares acquired upon exercise of the Top-Up Option, which amount will be payable in cash or by delivery of a full recourse unsecured promissory note. The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of Shares, Purchaser, together with ASSA US, would hold one Share more than the Short-Form Merger Threshold.

(d) Short-Form Merger.

The LaserCard Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Section 253 of the DGCL provides, among other things, that, if a parent corporation owns at least 90% of the outstanding shares of each voting class of stock of a subsidiary corporation, the merger of the subsidiary corporation and the parent corporation may be effected by a resolution adopted and approved by the board of directors of the parent corporation and the appropriate filings with the Delaware Secretary of State, without any action or vote on the part of the stockholders of the subsidiary corporation. Under the DGCL, if, following the Acceptance Time, Purchaser owns at least 90% of outstanding Shares, Purchaser will be able to effect the Merger without a vote of Company stockholders. In such event, ASSA US, Purchaser, and LaserCard have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of Company stockholders. If following the Acceptance Time Purchaser does not own at least 90% of the then-outstanding Shares, and a vote of Company stockholders is required under the DGCL, a longer period of time will be required to effect the Merger.

(e) State Takeover Statues—Delaware.

LaserCard is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL regulating certain business combinations. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with an “interested stockholder” (defined generally as any beneficial owner of 15% or more of the outstanding voting stock in the corporation) within three years of the date such person became an interested stockholder, unless, among other things, the corporation’s board of directors has given its prior approval to either the business combination or the transaction which resulted in the person becoming an “interested stockholder.” Prior to the execution of the Merger Agreement, the LaserCard Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and the consummation of the Merger for the purposes of Section 203 of the DGCL. Accordingly, LaserCard believes that Section 203 of the DGCL is inapplicable to the Offer and the Merger.

(f) Appraisal Rights.

Appraisal rights are not available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of LaserCard will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting stockholders’ Shares pursuant to Section 262 of the DGCL, any dilutive impact on the value of Shares as a result of the issuance of any Top-Up Option Shares will not be taken into account.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is attached hereto as Annex III. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights and will instead receive the Offer Consideration.

(g) Financial Forecasts.

LaserCard does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, in connection with ASSA US’s due diligence review, LaserCard management prepared and provided to ASSA US certain financial forecasts concerning LaserCard for calendar years 2011 and 2012. LaserCard’s financial forecasts for these calendar years, together with financial forecasts LaserCard’s management prepared for calendar years 2013 through 2015 were reviewed with the LaserCard Board and were provided to Imperial Capital in connection with its role as LaserCard’s financial advisor. Two sets of financial forecasts were prepared by Lasercard for these purposes. One forecast was referred to as the Target Case and the other, more conservative forecast was referred to as the Base Case. These forecasts, which form a part of the forecasts described previously in the section entitled “Opinion of LaserCard’s Financial Advisor”, were then used by Imperial Capital in connection with its financial analysis of the transaction.

These financial forecasts were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither LaserCard’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts.

These financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to LaserCard’s business, all of which are difficult to predict and many of which are beyond LaserCard’s control. These financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial forecasts constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial forecasts, including, but not limited to, LaserCard’s performance, the marketplace for LaserCard’s products, industry performance, general business and economic conditions, customer requirements, competition, LaserCard’s ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Cautionary Note Regarding Forwarding-Looking Statements” below.

There can be no assurance that the financial forecasts will be realized or that actual results will not be significantly higher or lower than projected. These financial forecasts cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, these financial forecasts will be affected by LaserCard’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond LaserCard’s control. These financial forecasts also reflect assumptions as to certain business decisions that are subject to change. These financial forecasts cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that LaserCard, ASSA US, Purchaser, any of LaserCard’s or their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future results or events, and this information should not be relied upon as such. None of LaserCard, ASSA US, Purchaser, any of LaserCard’s or their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of LaserCard, ASSA US, Purchaser, any of LaserCard’s or their respective financial advisors or any of LaserCard’s or their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the December 20, 2010 announcement of the pending acquisition of LaserCard by ASSA US and Purchaser pursuant to the Offer and the Merger or subsequent integration activities. For instance, there can be no assurance that the announcement of the Offer and the Merger will not cause LaserCard’s customers to delay or cancel purchases of LaserCard’s products or services pending the consummation of the Offer and the Merger or the clarification of ASSA US’s intentions with respect to the conduct of LaserCard’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect LaserCard’s ability to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of these financial forecasts should not be deemed an admission or representation by LaserCard, ASSA US or Purchaser with respect to the financial forecasts or that the financial forecasts are viewed by LaserCard, ASSA US or Purchaser as material information of LaserCard, and in fact LaserCard views the financial forecasts as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

These financial forecasts are not being included in this Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but because these financial forecasts were made available by LaserCard to ASSA US and LaserCard’s financial advisor, Imperial Capital. The information from these financial forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding LaserCard contained elsewhere in this Schedule 14D-9, the Offer to Purchase and LaserCard’s public filings with the SEC.

In light of the foregoing factors and the uncertainties inherent in LaserCard’s projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9.

A summary of the Target Case financial forecasts concerning LaserCard for calendar years 2011 through 2015 is provided in the table below:

	Calendar Year (Target Case)
	2011	2012	2013	2014	2015
	(In millions)
Total Revenue	$50.0	56.4	59.2	62.2	65.3
Adjusted EBITDA	$7.9	11.7	11.8	12.4	13.1

A summary of the Base Case financial forecasts concerning LaserCard for calendar years 2011 through 2015 is provided in the table below:

	Calendar Year (Base Case)
	2011	2012	2013	2014	2015
	(In millions)
Total Revenue	$38.7	45.2	48.0	51.0	54.1
Adjusted EBITDA	$3.3	7.1	7.3	7.8	8.5

For purposes of the tables above, the term “Adjusted EBITDA” refers to LaserCard’s projected operating income excluding depreciation and amortization and expenses related to ASC 718 (formerly SFAS 123R) stock-based compensation.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Schedule 14D-9 contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of LaserCard, ASSA US and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in LaserCard’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in LaserCard’s filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that LaserCard’s customers may delay or refrain from purchasing LaserCard’s products and services due to uncertainties about LaserCard’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; the risk that more than a majority but fewer than 90% of the Shares are tendered in the Offer, which would necessitate a Company stockholder vote to approve the Merger; and the risk that litigation is commenced in connection with the Merger Agreement and the Offer, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Exhibits.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 22, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by ASSA US and Purchaser on December 22, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by ASSA US and Purchaser on December 22, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(a)(2)(A)	Letter to Company Stockholders, dated December 22, 2010.*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).*

(a)(5)(A)	Press Release issued by LaserCard on December 20, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by LaserCard on December 21, 2010).

(a)(5)(B)	Form of Summary Advertisement, as published in The New York Times on December 22, 2010 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(a)(5)(C)	Opinion of Imperial Capital, LLC, dated December 20, 2010 (attached hereto as Annex II).*

(a)(5)(D)	Press Release of ASSA ABLOY, dated December 21, 2010, issued by ASSA ABLOY (incorporated herein by reference to the Schedule TO-C filed by Purchaser with the SEC on December 20, 2010).

(a)(5)(E)	Press Release of HID Global Corporation, dated December 22, 2010, issued by HID Global Corporation (incorporated herein by reference to the Schedule TO-C filed by Purchaser with the SEC on December 22, 2010).

(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2010, by and among ASSA US, Purchaser and LaserCard (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by LaserCard on December 21, 2010).

(e)(2)	Tender and Support Agreement dated December 20, 2010 by and among ASSA US and the stockholders of LaserCard listed on the signature page thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by LaserCard on December 21, 2010).

(e)(3)	Confidentiality Agreement between HID Global Corporation and LaserCard dated as of November 6, 2009 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(e)(4)	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to LaserCard’s Annual Report filed on Form 10-K filed with the SEC on June 15, 2005).

Exhibit No.	Description

(e)(5)	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by LaserCard on July 29, 2009).

(e)(6)	Form of Indemnification Agreement for directors and officers.*

(e)(7)	Amended and Restated Stock Option Plan (incorporated herein by reference to Exhibit 10.4.1 to LaserCard’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2002).

(e)(8)	2004 Equity Incentive Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC by LaserCard on September 22, 2008).

(e)(9)	Employee Stock Purchase Plan, as amended (incorporated herein by reference to Appendix A to LaserCard’s amended Schedule 14A Proxy Statement for 2007 Annual Meeting of Stockholders filed with the SEC on July 30, 2007).

(e)(10)	LaserCard Executive Bonus Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by LaserCard on July 29, 2009).

(e)(11)	Executive Employment Agreement, dated as of June 2, 2008, by and between LaserCard and Robert T. DeVincenzi (incorporated herein by reference to Exhibit 10.1 to LaserCard’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008).

(e)(12)	Executive Employment Agreement, dated as of January 4, 2010, by and between LaserCard and Christopher J. Dyball (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by LaserCard on January 8, 2010).

(e)(13)	Executive Employment Agreement, dated as of January 4, 2010, by and between LaserCard and Steven G. Larson (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by LaserCard on January 8, 2010).

(e)(14)	Executive Employment Agreement, dated as of March 31, 2004, by and between the cards & more, GmbH and Uwe Ludwig, including amendments entered into on February 24, 2008 and September 23, 2010.*

(e)(15)	Restricted Stock Award of Robert T. DeVincenzi, dated as of June 2, 2008 (incorporated herein by reference to Exhibit 10.2 to LaserCard’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008).

(e)(16)	Non-Statutory Stock Option Agreements of Robert T. DeVincenzi dated June 2, 2008 (incorporated herein by reference to Exhibit 10.3 to LaserCard’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008).

(e)(17)

Exclusivity Agreement, dated November 5, 2010, between HID Global Corporation and

LaserCard (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(e)(18)

Letter Agreement extending the terms of the Exclusivity Agreement, dated December 3, 2010,

between HID Global Corporation and LaserCard (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(e)(19)

Letter Agreement extending the terms of the Exclusivity Agreement, dated as of December 18, 2010,

between HID Global Corporation and LaserCard (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO filed with the SEC by ASSA US and Purchaser on December 22, 2010).

(g)	Not applicable.

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Annex II	Opinion of Imperial Capital, LLC, dated December 20, 2010.

Annex III	Section 262 of the Delaware General Corporation Law.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LASERCARD CORPORATION

By:	/S/ ROBERT T. DEVINCENZI
Robert. T. DeVincenzi
Chief Executive Officer

Dated: December 22, 2010

Annex I

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about December 22, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.01 par value (the “Shares” or the “Common Stock”), of LaserCard Corporation, a Delaware corporation (“LaserCard”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”), and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), to the board of directors of LaserCard (the “LaserCard Board”, the “Board of Directors”, or the “Board”). This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2010 (the “Merger Agreement”), by and among ASSA US, Purchaser, and LaserCard.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on December 22, 2010, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $6.25 per Share, in cash without interest, but less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of LaserCard and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by ASSA US and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 22, 2010. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, January 21, 2011 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into LaserCard (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by LaserCard with the SEC on December 22, 2010, and which is being mailed to stockholders of LaserCard along with this Information Statement.

The information contained in this Information Statement concerning ASSA US, Purchaser and the Purchaser Designees (as defined below) has been furnished to LaserCard by either ASSA US or Purchaser, and LaserCard assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE LASERCARD BOARD OF DIRECTORS

The Merger Agreement provides that, effective upon the acceptance for payment of, and payment by Purchaser for, Shares tendered pursuant to the Offer, and as long as ASSA US directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Purchaser will be entitled to designate the number of directors (the “Purchaser Designees”), rounded up to the next whole number, to the LaserCard Board as will give Purchaser representation on the LaserCard Board equal to the product of the total number of directors on the LaserCard Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by ASSA US, Purchaser or any subsidiary of ASSA US following such purchase bears to the total number of Shares issued and outstanding, and LaserCard will use its reasonable best efforts to cause Purchaser’s designees to be elected or appointed as directors of LaserCard, including increasing the size of the LaserCard Board and obtaining the resignations of incumbent directors. LaserCard will also, upon the request of ASSA US, cause such persons designated by ASSA US to constitute at least the same percentage (rounded up to the next whole number) as is on the LaserCard Board of (i) each committee of the LaserCard Board, subject to compliance with applicable laws and applicable rules of The Nasdaq Stock Market applicable to LaserCard, and (ii) each board of directors (or similar body) of each subsidiary of LaserCard and each committee of such board of directors (or similar body). Notwithstanding the foregoing, until the effective time of the Merger (the “Effective Time”) and in accordance with the Merger Agreement, the LaserCard Board will always have at least two directors who are not officers of LaserCard or any subsidiary of LaserCard. As a result, Purchaser will have the ability to designate a majority of the LaserCard Board following the consummation of the Offer.

Purchaser has informed Lion that Offeror will choose its designees for the LaserCard Board from the list of persons set forth below. In the event that additional designees of Purchaser are required in order to constitute a majority of the LaserCard Board, such additional designees will be selected by Purchaser from among the executive officers and directors of ASSA ABLOY AB, a company organized under the laws of the Kingdom of Sweden (“ASSA ABLOY”) or ASSA US listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference. Purchaser has informed LaserCard that each of the persons set forth below has consented to act as a director of LaserCard if so appointed or elected. Unless otherwise indicated below, the business address of each such person is c/o HID Global Corporation, 15370 Barranca Parkway, Irvine, California 92618. With respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of December 15, 2010, current principal occupation and employment history during the past five years is set forth below.

Denis Hébert, age 54, has served as President and Chef Executive Officer of HID Global Corporation (“HID Corporation”), wholly owned subsidiary of ASSA ABLOY, since 2002 and was appointed executive vice president of ASSA ABLOY in September 2007. Prior to joining HID, he was president of NexWatch, a Honeywell company based in Fremont, California, formerly known as Westinghouse Security Electronics. Mr. Hébert’s experience spans over 17 years with Honeywell International in a number of senior executive roles managing business units in the U.S., Canada and Europe.

William West, age 38, has served as Senior Vice President and Chief Financial Officer of HID Corporation since February 2007. Prior to that, Mr. West served as Director of M&A for HID from August 2005 to February 2007. Prior to joining the ASSA ABLOY Group, Mr. West held a variety of positions in private equity and strategy consulting.

Timothy B. Moxon, age 34, has served as Director of Mergers & Acquisitions for HID Corporation since July 2008. Prior to joining HID, Mr. Moxon was Vice President of Business Development at Heckmann Corporation from January 2008 to June 2008) and held various business development, corporate finance and investor relations roles at K2 Inc. from April 2003 to December 2007.

GENERAL INFORMATION CONCERNING LASERCARD

The Common Stock is the only class of voting securities of LaserCard outstanding that is entitled to vote at a meeting of the stockholders of LaserCard. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of LaserCard’s stockholders. As of December 20, 2010, 12,348,904 shares of Common Stock were issued and outstanding.

Information Regarding the Directors of LaserCard

The LaserCard Board currently consists of five members. Set forth below is certain information furnished to us by each of the incumbent directors as of December 20, 2010, including, with respect to each director of LaserCard, his name, employment history for the past five years and the year in which he joined the LaserCard Board. All directors are elected annually and serve a one-year term until the next annual meeting of LaserCard’s stockholders and until their successors are duly elected and qualified or until their earlier resignation or removal.

Name of Director	Age(1)	Employment History for Past Five Years
Bernard C. Bailey	57	Business consultant. Formerly, CEO and Director Viisage Technology, Inc. (identity solutions for security credentials) from August 2002 through August 2006. Previously, from January 2001 through August 2002, Mr. Bailey served as the Chief Operating Officer of Art Technology Group (software). Between April 1984 and January 2001, Mr. Bailey served in various capacities at IBM Corporation, including several executive positions. A graduate of the U.S. Naval Academy, Mr. Bailey served for eight years as an officer in the US Navy. Mr. Bailey is a director of Telos Corp. (information technology solutions and services) since October, 2006, a director of Spectrum Control, Inc. (electronic components) since April, 2008, and a director of EF Johnson Technologies, Inc. (communications solutions) since May 2009.

Robert T. DeVincenzi	51	President and CEO since June 2008. Independent consultant from December 2007 to June 2008. Previously Senior Vice President of Corporate Development of Solectron Inc. (electronics manufacturing) from January 2005 to December 2007. Former President and Chief Executive Officer of Inkra Networks Inc. (Internet Protocol Network Equipment) from January 2004 to January 2005 and Ignis Optics Inc. (fiber-optic transceiver packaging) from January 2003 to January 2004. From 2000 to 2003, Mr. DeVincenzi was Senior Vice President of Ditech Communications which acquired Atmosphere Networks Inc., where he was Vice President of Global Sales, Service and Field Marketing from 1999 to 2000.

Donald E. Mattson	78	Private investor. Retired Senior Vice President and Chief Operating Officer of InVision Technologies, an explosives detection systems manufacturer, from November 2000 until its acquisition by GE in January 2005.

Albert J. Moyer	67	Private investor. Director of QAD, Inc. from 2000 to 2005. Retired as Executive Vice President and Chief Financial Officer of QAD Inc. (a publicly held software company and subsequently served as consultant to QAD) in February 2000. Director of MaxLinear, Inc. (broadband communications products), Director of Collectors’ Universe, Inc. (collectibles markets), CalAmp Corp. (wireless communication products), Virco Manufacturing Corp. (education furniture), and Occam Networks, Inc. (telecommunications products).

Name of Director	Age(1)	Employment History for Past Five Years

Walter F. Walker	56	Principal, Manager of Hana Road Partners LP, an investment management fund since January, 2008. Private investor between October 2006 and January 2008. Previously, President, from September 1994 to October, 2006, of The Basketball Club of Seattle, LLC, which owned the Seattle Sonics & Storm Basketball teams (NBA and WNBA basketball). Formerly, was President in 1994 of Walker Capital, Inc. (money management firm) and Vice President, from 1987 to 1994, of Goldman Sachs & Co. (investment banking firm). Member of the Institute of Chartered Financial Analysts (CFAs).

(1)	Ages as of December 20, 2010.

Information Regarding the Executive Officers of LaserCard

Set forth below is certain information regarding each of our executive officers as of December 20, 2010, including, with respect to each executive officer of LaserCard, his or her name, present position with LaserCard and employment history for the past five years.

Name of Executive Officer	Age(1)	Present Position and Employment History for Past Five Years
Robert T. DeVincenzi(2)	51	President and CEO (since June 2008). Independent consultant from December 2007 to June 2008. Senior Vice President of Corporate Development of Solectron Inc. (electronics manufacturing) from January 2005 to December 2007. Former President and Chief Executive Officer of Inkra Networks Inc. (Internet Protocol Network Equipment) from January 2004 to January 2005 and Ignis Optics Inc. (fiber-optic transceiver packaging) from January 2003 to January 2004. From 2000 to 2003, Mr. DeVincenzi was Senior Vice President of Ditech Communications, which acquired Atmosphere Networks Inc., where he was Vice President of Global Sales, Service and Field Marketing from 1999 to 2000.

Christopher J. Dyball	59	Chief Operating Officer since November 2004. Formerly President from November 2004 through September 2005, Co-Chief Executive Officer from August 2003 through November 2004 and Executive Vice President from 1992 through November 2003.

Steven G. Larson	60	Vice President of Finance, Chief Financial Officer and Treasurer since 1987.

Stephen D. Price-Francis	64	Vice President of Marketing since May 2008. Previously Vice President of Business Development from November 2004 to May 2008. Previously Vice President of Business Development from 1999 to November 2004 of LaserCard Systems Corporation, a former subsidiary of LaserCard Corporation.

Uwe Ludwig	46	Vice President of Sales, Europe, Middle East and Africa since April 2008. Previously Director of Sales, Europe, Middle East, Africa and Asia from April 2004 to March 2008.

(1)	Ages as of December 20, 2010.
(2)	Mr. DeVincenzi also serves on the LaserCard Board.

CORPORATE GOVERNANCE

Determination of Independence

The Board of Directors has determined that all of its current members other than Mr. DeVincenzi are “independent” as defined by applicable listing standards of The Nasdaq Stock Market (“Nasdaq”) and SEC rules.

Independent Board Leadership

The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of LaserCard to make that determination based on the position and direction of LaserCard and the membership of the Board. The Board has determined that having an independent director serve as Chairman is in the best interest of LaserCard’s stockholders at this time. This structure ensures a greater role for the independent Directors in the oversight of LaserCard and active participation of the independent Directors in setting agendas and establishing Board priorities and procedures. Further, this structure permits the Chief Executive Officer to focus on the management of the company’s day-to-day operations. In order to separate the role of Chief Executive Officer (“CEO”) from Board leadership, Mr. Bailey serves as Chairman of the Board.

Risk Oversight

Material risks are identified and prioritized by LaserCard’s CEO and senior management. The Audit Committee is charged with reviewing LaserCard’s major financial risk exposures and the steps management has taken to monitor and control such exposures, while strategic risks are referred to the full Board. The Board regularly reviews information regarding LaserCard’s credit, liquidity, and operations, as well as the risks associated with each.

Board Meetings and Committees

The Board held eight meetings during the fiscal year ended April 2, 2010. The Board has standing Audit, Compensation, Corporate Strategy, and Nominating and Corporate Governance Committees. During fiscal year 2010, the Audit Committee held four meetings, the Compensation Committee held seven meetings, the Corporate Strategy Committee held one meeting, and the Nominating and Corporate Governance Committee held four meetings. All directors attended in person or telephonically at least 75% of the meetings of the Board of Directors and of the committees on which such directors serve. At the end of each regularly scheduled meeting, the independent members of the Board of Directors meet without any non-independent directors (currently only Mr. DeVincenzi) or employees present.

The Audit Committee is generally responsible for oversight on matters relating to financial accounting and reporting, internal controls, auditing, legal and regulatory compliance activities, and other matters as the Board of Directors deems appropriate. The Audit Committee’s role is limited to this oversight; it is not the duty of the Audit Committee to plan or conduct audits or to determine whether LaserCard’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Rather, LaserCard’s management is responsible for preparing LaserCard’s financial statements and LaserCard’s independent registered public accounting firm (“independent accountants”) is responsible for auditing those financial statements. The Audit Committee has the sole authority to appoint, retain, compensate, evaluate, and, where appropriate, replace LaserCard’s independent accountants. In addition, the Audit Committee has the sole authority to approve all auditing services and non-audit services to be provided to LaserCard and its subsidiaries by the independent accountants in advance of the provision of these services. The Audit Committee also approves the fees and terms of all audit and non-audit services provided by the independent accountants and evaluates their independence. The Audit Committee currently is composed of three independent directors, namely Mr. Moyer (Chairman) and Messrs. Mattson and Walker, each of whom the Board believes to be qualified and has determined is “independent” as defined by Nasdaq listing requirements and the Exchange Act, Rule 10A-3(b)(1).

The Board of Directors has determined that Albert J. Moyer, a member of the Audit Committee, is an audit committee financial expert.

The Compensation Committee currently is composed of three directors, namely Mr. Mattson (Chairman) and Messrs. Bailey and Walker. All of the members of the Compensation Committee qualify as “independent” as defined by the Nasdaq listing requirements, “non-employee directors” under Exchange Act Rule 16b-3, and “outside directors” under Section 162(m) of the Internal Revenue Code of 1986. Under its charter adopted by the Board of Directors, the Compensation Committee is responsible, on behalf of the Board, for reviewing and approving compensation programs, policies, and plans designed to motivate personnel to achieve Company objectives. One of the key responsibilities of the Compensation Committee is to recommend to the independent directors for their approval the compensation of the CEO, taking into account his evaluation by the Board of Directors. Other responsibilities include: approving the compensation of LaserCard’s other executive officers, reviewing and approving recommendations from the CEO for the compensation of officers (other than executive officers), other senior managers, and key employees; reviewing and approving stock option grants for specific employees as provided under existing Company plans and administer such plans; and reviewing and approving the concept and design of management incentive plans and programs for Company officers, other senior managers, and key employees. An additional responsibility of the Compensation Committee is the review and approval of recommendations regarding changes in compensation of non-employee directors.

The Corporate Strategy Committee currently is composed of the CEO and two directors, namely Mr. DeVincenzi (Chairman) and Messrs. Bailey and Mattson. The Corporate Strategy Committee as well as the full Board of Directors participates with management to develop LaserCard’s strategic plan, including merger and acquisition strategy. The Corporate Strategy Committee and the Board of Directors then oversees management’s development of plans to implement the strategy; participates with management in the review and evaluation of individual merger and acquisition candidates and investment opportunities; and reviews and monitors progress, execution, and implementation of the strategy. On July 27, 2010, the Board of Directors determined that since all board members have a continuing and detailed involvement and oversight of strategic matters as a normal part of all regularly scheduled and special board meetings, it is no longer necessary to have a separate committee perform this function. As a result, the board elected to dissolve the strategy committee as a separate board committee.

The Nominating and Corporate Governance Committee is responsible for recommending nominees for director to the Board of Directors, and reviewing and making recommendations to the Board of Directors with respect to candidates for director proposed by stockholders. The Nominating and Corporate Governance Committee also periodically reviews and may recommend changes in LaserCard’s governance practices. The Nominating and Corporate Governance Committee currently is composed of three outside independent directors, namely, Mr. Walker (Chairman) and Messrs. Bailey and Mattson.

All four committees of the Board have written charters that have been approved by LaserCard’s Board of Directors. Copies of these charters are available on LaserCard’s website (www.lasercard.com).

Compensation Committee Interlocks And Insider Participation

The Compensation Committee members whose names appear in the section entitled “Board Meetings and Committees” were Compensation Committee members during all of the fiscal year ended April 2, 2010. No member who served on the Compensation Committee at any time during fiscal year 2010 is a former or current officer or employee of LaserCard or had any relationships requiring disclosure by us under the SEC’s rules requiring disclosure of certain relationships and related party transactions. During the fiscal year ended April 2, 2010, none of LaserCard’s executive officers served on the board of directors of any entities whose directors or officers serve on LaserCard’s Compensation Committee.

Certain Relationships And Related Transactions

LaserCard’s Code of Ethics and Business Conduct requires disclosure to the Chief Financial Officer or CEO of any proposed transaction in which a related person, such as an employee, officer, director, or 5% stockholder, or their immediate family members, has a material interest. If such proposed transaction is material to LaserCard, then the Audit Committee would determine whether to authorize the transaction, taking into account such factors as the nature of the proposed transaction and the related person’s interest and whether the transaction is just and reasonable as to LaserCard. For the most significant transactions, for example those involving more than $120,000 and involving an executive officer or board member, then the full Board of Directors would make this determination rather than the Audit Committee. The Audit Committee or Board of Directors, as the case may be, may determine to ratify interested person transactions that have already been undertaken. LaserCard is not aware of any significant related person transactions in fiscal year 2010.

Directors Nominations

The Board of Directors nominates directors for election at each annual meeting of stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit, and recommend qualified candidates to the Board of Directors for nomination or election.

LaserCard does not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Board of Directors has as an objective that its membership as a whole be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives and skills. The Nominating and Corporate Governance Committee will select candidates for director based on their character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders. The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge that may be useful to LaserCard and the Board. Each of the nominated directors holds or has held senior executive or technology positions and either has operating experience or accounting and finance or industry knowledge. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, corporate governance, risk management, and leadership development. Several directors also have experience serving on boards of directors and board committees of other public companies. The Nominating and Corporate Governance Committee also believes that each of the nominees and current Directors has other key attributes that are important to an effective board: high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director.

The Nominating and Corporate Governance Committee believes it appropriate for at least one member of the Audit Committee to meet the criteria for an “audit committee financial expert” as defined by SEC rules, and for a majority of the members of the Board to meet the definition of “independent director” under the rules of Nasdaq Stock Market. While the Nominating and Corporate Governance Committee believes it can be appropriate for certain key members of LaserCard’s management to participate as members of the Board, it also believes it is better corporate governance that the CEO be the only management on the Board.

Prior to each annual meeting of stockholders, the Nominating and Corporate Governance Committee identifies nominees first by evaluating the current directors whose terms will expire at the annual meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate’s prior service as a director, and the needs of the Board with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the Nominating and Corporate Governance Committee determines not to re-nominate the Director, or a vacancy is created on the Board as a result of a resignation, an increase in the size of the board or other event, the Committee will consider various candidates for Board membership, including those suggested by the Committee members, by other Board members, by any executive search firm engaged by the Committee, and by stockholders. Once identified, candidates are initially interviewed by the Chairman of the Nominating and Corporate Governance Committee and our CEO, and then by all members of the Nominating and Corporate Governance Committee and the Chairman of the Board.

The Nominating and Corporate Governance Committee does not currently use the services of a third party consultant to assist in the identification or evaluation of potential director candidates. However, it may engage a third party to provide for such services in the future.

The Nominating and Corporate Governance Committee will consider nominees proposed timely by the stockholders based on the same criteria it uses for all director candidates. Any stockholder who wishes to recommend a prospective nominee for the committee’s consideration for the Board of Directors may do so by giving timely notice of the candidate’s name and qualifications in writing to the Secretary of LaserCard, 1875 North Shoreline Boulevard, Mountain View, California 94043 and by otherwise complying with the procedures set forth in Section 2.13(b) of LaserCard’s By-Laws.

Board of Directors Interaction with Stockholders

LaserCard provides for a process for stockholders to communicate with the Board of Directors. Stockholders may send written communications to the attention of the Board of Directors, a specific Board member, or a specific committee, in care of LaserCard Corporation, Attention: Steven Larson, 1875 N. Shoreline Blvd., Mountain View, California 94043. Stockholders must include their name and address in the written communication and indicate whether they are a stockholder of LaserCard. Mr. Larson will review any communication received from a stockholder, and all material communications from stockholders will be forwarded to the appropriate director or directors or committee of the Board based on the subject matter.

Board Attendance at Annual Meetings

Although LaserCard does not have a formal policy regarding Board attendance at annual meetings of stockholders, all Board members are expected to attend. All members of the Board attended the 2009 annual meeting that was held on September 15, 2009.

DIRECTOR COMPENSATION

During fiscal year 2010, all non-employee directors received a retainer of $36,000 for their services both as directors and as committee members. In addition, the Chairman of the Board, Vice Chairman of the Board, and the various committee chairs, if non-employee directors, received the following supplemental annual retainer for his or her services in such capacity:

Chairman of the Board: $60,000

Vice Chairman of the Board: $30,000

Chairman of the Audit Committee: $20,000

Chairman of the Compensation Committee: $10,000

Chairman of Nominating and Corporate Governance Committee: $5,000

All annual retainers are payable one-twelfth each month. LaserCard generally does not pay director’s Board or Board committee meeting attendance fees, although the Board could approve meeting fees on a case by case basis in the future if the Board or a Board committee was required to have an unusually large number of meetings due to then extant circumstances.

LaserCard’s 2004 Equity Incentive Compensation Plan (the “Plan”) provides that each non-employee director elected at an annual meeting would receive an award of restricted shares with a value of $36,000 (calculated in accordance with generally accepted accounting principles, or GAAP), but not more than 8,000 shares (including any shares that may be issued in lieu of cash compensation in the one-year period either preceding or succeeding such award). The award vests on the date eleven months after the grant date of the award.

The Plan further provides that each director who was elected other than at an annual meeting would receive a like award of restricted shares whose size would be pro-rated by the portion remaining of the one-year period since the prior annual meeting.

Non-Executive Director Compensation Table for Fiscal Year 2010

The following chart shows the compensation earned by or paid to each non-employee director for their service in fiscal year 2010. The compensation paid to Mr. DeVincenzi, LaserCard’s President and Chief Executive Officer is presented in the Summary Compensation Table and the related explanatory tables within the “Executive Compensation” section below.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Bernard C. Bailey	96,000	35,992	0	0	0	131,992
Arthur H. Hausman(4)	46,000	35,992	0	0	0	81,992
Donald E. Mattson	66,000	35,992	0	0	0	101,992
Albert J. Moyer	56,000	35,992	0	0	0	91,992
Walter F. Walker	41,000	35,992	0	0	0	76,992

(1)	The amounts listed under “Fees Earned or Paid in Cash” are based on fees earned by or paid to our non-employee directors which include the standard Board and Committee member and chairman retainers under “Director Compensation” immediately preceding this table. The amounts listed do not include reimbursement of expenses in attending the meetings.
(2)

In accordance with recent changes in the SEC’s rules, the amounts reported in this column reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our non-employee directors during fiscal year 2010. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to value these awards, please see the discussion of equity awards contained in Note 23 under Part II Item 8 of our Annual Report on Form 10-K for the fiscal year ended April 2, 2010. As described above, each of our non-employee directors received a grant of 4,326 restricted shares of Common Stock on September 15, 2009 with a grant date fair value of $36,000.

(3)	The number of outstanding and unvested restricted stock awards held at fiscal year end by each of the directors is as follows: Mr. Bailey—4,326; Mr. Hausman—4,326; Mr. Mattson—4,326; Mr. Moyer—4,326; and Mr. Walker—4,326. The number of outstanding options held at April 2, 2010 by each of the directors was as follows: Mr. Bailey—21,000; Mr. Hausman—48,000; Mr. Mattson—33,000; Mr. Moyer—33,000; and Mr. Walker—46,000.
(4)	Mr. Hausman retired from the Board effective as of the 2010 annual meeting.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section describes the material elements of compensation awarded to, earned by or paid to the individuals who served as our principal executive officer or our principal financial officer during fiscal year 2010, as well as our two other executive officers during fiscal year 2010. These individuals are listed in the Summary Compensation Table below and are referred to herein as the “named executive officers.”

Compensation Philosophy. LaserCard’s compensation practices for its named executive officers are intended to provide total compensation opportunities that are competitive with the pay practices of similar, high-technology companies. The goal of these compensation practices is to enable LaserCard to attract, retain and motivate superior performing officers and to align their compensation with LaserCard’s business objectives and performance, thereby providing incentives for management to strive to increase stockholder value and contribute to the long-term success of LaserCard.

Consistent with these goals, LaserCard’s compensation programs for named executive officers include a mix of base salary, cash bonuses, and equity awards. Each element is considered independently of the others so that the decision as to one element does not affect the decision as to the other elements. Base salary is intended to provide the executive a fixed level of cash compensation. Bonuses are intended to provide cash compensation linked to LaserCard’s achievement of short-term financial and operational goals considered by the Independent Directors and the Compensation Committee to be significant indicators of LaserCard’s growth and success. Equity awards are used primarily to link executive incentives and the creation of stockholder value and to further link the interests of executives with those of our stockholders. This mix of compensation elements is intended to place a significant portion of compensation at risk and emphasizes performance. LaserCard utilizes a similar compensation program for its other key exempt employees.

For fiscal years 2008, 2009 and 2010, the Compensation Committee determined that it did not need to retain independent compensation consultants and has relied on its own subjective judgment and knowledge of the industry in making its executive compensation decisions. Prior to fiscal year 2011, the Compensation Committee determined that it would be appropriate to retain independent compensation consultants to evaluate LaserCard’s executive compensation program relative to the competitive market. The Compensation Committee had previously not retained a compensation consultant since fiscal year 2007. Accordingly, Compensia, Inc. was retained by the Compensation Committee in January 2010 to assist the committee in its executive compensation decisions for fiscal year 2011.

As noted above, the CEO’s compensation is established by the independent members of the Board of Directors after taking into account the recommendations of the Compensation Committee. (The independent members of the Board of Directors are referred to in this discussion as the “Independent Directors.”) The Compensation Committee approves the compensation for each of LaserCard’s executive officers other than the CEO. None of the named executive officers are members of the Compensation Committee or otherwise had any role in determining the compensation of other named executive officers, although the Compensation Committee does consider the recommendations of our CEO in setting compensation levels for our other executive officers.

Base Salary. The Compensation Committee annually reviews and recommends to the Independent Directors the base salary level for the CEO, based on industry practice, competitive factors, prior experience, technical and administrative ability, position and responsibility, corporate performance, individual contribution, in-depth knowledge of LaserCard and its technology and similar factors. The Compensation Committee also takes these factors, along with the recommendations of the CEO, into account in establishing the base salary of the other named executive officers.

Mr. DeVincenzi’s base salary was established by the Independent Directors in connection with his hiring as CEO in June 2008 and is set forth in his employment agreement. With respect to the named executive officers other than the CEO, the Compensation Committee determined that their base salaries for fiscal year 2010 would remain at the same levels as for the three preceding fiscal years in light of general economic conditions at the time the decision was made early in the fiscal year.

Bonus Compensation. LaserCard each year has established a plan that provides for bonuses to be awarded to the named executive officers and other key management employees based on specific goals achieved by LaserCard and the level of contribution to achievement of the goals by the individual named executive officers and key employees. LaserCard’s performance objectives include operating, strategic and financial goals considered critical to LaserCard’s short and long term goals. Bonuses for a fiscal year are paid during the first fiscal quarter of the following year once the determination of their amounts can be made based upon Company performance.

For fiscal year 2010, each of the named executive officers, as well as other key management employees of LaserCard, participated in a bonus plan approved by the Independent Directors (the “bonus plan”). Under the bonus plan, a bonus pool is determined based on LaserCard’s pre-tax income for fiscal year 2010, excluding any profit relating to LaserCard’s Slovenian second source manufacturing license and after giving effect to bonuses to be paid under the bonus plan. For fiscal year 2010, the Independent Directors established a performance goal for pre-tax income of $1.3 million and a corresponding target bonus pool for the executives and other key management employees participating in the bonus plan of $547,000.

The actual bonus pool amount is determined as follows:

Fiscal Year 2010 Pre-Tax Income	% of Target Bonus Pool
$3.95 million or more	200%
$1.3 million	100%
Less than $1.3 million	0%

If LaserCard’s pre-tax net income for the fiscal year was more than $1.3 million after giving effect to bonuses to be paid under the bonus plan and less than $3.95 million, linear interpolation between the levels identified above would be used to determine the amount of the bonus pool. If LaserCard’s pre-tax income was less than $1.3 million, the bonus pool would not be funded, although the Independent Directors retain discretion under the bonus plan to pay bonuses to selected participants based on their assessment of the strategic positioning of LaserCard, the contributions of particular individuals and other factors.

The Independent Directors also established the following target bonus amounts for each of the named executive officers for fiscal year 2010: Mr. DeVincenzi—$198,000; Mr. Dyball—$75,000; Mr. Larson—$70,000; and Mr. Price-Francis—$60,000. These target bonus levels are consistent with the fiscal year 2009 target levels for these executives and the Independent Directors believe them to be appropriate in light of competitive practices. Each executive’s bonus has two components—a Company performance component weighted 60% and an individual performance component weighted 40%. The portion of the executive’s bonus attributable to Company performance is determined by multiplying 60% of the executive’s target bonus amount by a Company performance percentage ranging from 0% if LaserCard did not achieve a pre-tax income of at least $1.3 million up to 330% if LaserCard’s pre-tax income was $3.95 million or more.

The portion of the executive’s bonus attributable to individual performance is determined by multiplying 40% of the executive’s target bonus by an individual performance factor determined at the end of the fiscal year. The individual performance factor can range from 0% to 200% and is determined by the Independent Directors based on their subjective assessment of the executive’s achievement of individual performance goals established by the Independent Directors. For Mr. DeVincenzi, the individual performance goals generally included implementing our business plan and delivering the profit measures under the plan, assessing our customer engagements and involvement in critical contracts, and evaluating strategic alternatives, including potential acquisitions, mergers and combinations. For Mr. Dyball, the individual performance goals generally included achieving the production and efficiency goals established under our fiscal year 2010 operating plan, implementing process and production improvements and completing research and development initiatives in support of the companies market and client engagements. For Mr. Larson, the individual performance goals generally included the implementation and improvement of all financial reporting and compliance activities required by company operations, the identification and implementation of various business process improvements and cost reduction initiatives, and the implementation of the company’s information technology and management information system plans in association with the fiscal year 2010 operating plan. For Mr. Price-Francis, the individual performance goals generally included the construction and implementation of our overall marketing objectives and tactics in association with our fiscal year 2010 operating plan, including staffing plans, various product promotional initiatives, refinements of our market messaging and the projection of our corporate image. However, the individual performance component is subject to LaserCard’s satisfaction of the $1.3 million threshold requirement for pre-tax income, as described above, because it is funded out of the bonus pool. In no event can the total bonuses paid under the bonus plan exceed the amount of the bonus pool determined as described above.

At the end of fiscal year 2010, the Independent Directors determined that due to LaserCard’s pre-tax income for fiscal year 2010 of $7.256 million, the bonus pool would be funded at the maximum level. Accordingly, the percentage of the target bonus pool for fiscal year 2010 funded under the formula described above is 200% and LaserCard performance percentage for each executive is 330%. The Independent Directors then made a subjective evaluation of each named executive officer’s individual performance during fiscal year 2010 in light of the performance objectives identified above and determined that the individual performance factor for each executive would be 100%.

The table below sets forth the amount awarded to each named executive officer for LaserCard and individual performance components under the bonus plan:

Name	Target Bonus	Company Performance Component(1)	Individual Performance Component(2)	Final Bonus
Robert T. DeVincenzi	$198,000	$392,040	$79,200	$471,240
Christopher Dyball	$75,000	$148,500	$30,000	$178,500
Steven G. Larson	$70,000	$138,600	$28,000	$166,600
Stephen Price-Francis	$60,000	$118,800	$24,000	$142,800

(1)	Amounts determined by multiplying the Company performance percentage identified above (330%) by the 60% of each executive’s bonus opportunity allocated to the Company performance component.
(2)	Amounts determined by multiplying the executive’s individual performance percentage determined by the Independent Directors in its judgment as described above (100% for each executive) by the 40% of the executive’s bonus opportunity allocated to the individual performance component.

Equity Awards. The purpose of LaserCard’s equity award program is to attract and retain talented executives and other key employees and to align their personal financial interests with those of LaserCard’s stockholders. In approving individual equity awards and determining the grant levels for each award, the Independent Directors and the Compensation Committee consider individual performance, overall contribution to LaserCard, retention, the number of unvested stock awards held by the executive, the total number of shares of stock to be subjected to equity awards to be granted that year, and the associated accounting expense.

Executive officers are generally granted equity awards at the first Compensation Committee meeting following commencement of employment (or, in the case of grants to a new CEO, at the first meeting of the Independent Directors following commencement of employment). Annual grants to the named executive officers are generally made on or close to the date of the annual stockholders meeting. In addition, while LaserCard retains the discretion to grant the named executive officers additional equity awards at other times based upon superlative performance, such grants have generally not been made for the past several years.

LaserCard’s equity program has historically consisted of grants of stock options. Because the exercise price of the options is equal to the market price of LaserCard’s Common Stock on the date of grant, options help to align the interests of LaserCard’s executives with those of its stockholders as the options will not have value unless there is appreciation in LaserCard’s stock price. The options also serve as a retention tool since they are generally granted with a term of seven years and vest over a four-year period. This approach is designed to focus key employees on the sustainable growth of LaserCard and the creation of stockholder value over the long term. In granting options, LaserCard uses the average of the high and low trading prices on the date of grant as the exercise price, rather than the closing trading price, as LaserCard believes that this average price is a more reliable measure of the fair market value of LaserCard’s Common Stock on the grant date.

In recent years, LaserCard has also made grants of restricted stock awards to its executive officers. In general, the restricted stock awards vest over a period of four years following the date of grant. Restricted stock awards are designed both to link executives’ interests with those of stockholders as the shares’ value depends on LaserCard’s stock price and to provide a long-term retention incentive for the vesting period as shares generally have value regardless of stock price volatility.

In July 2009, the Independent Directors and the Compensation Committee approved grants of restricted stock to each of the named executive officers. To comply with certain grant limitations under our stock plan, the grants to Mr. Dyball and Mr. Larson were effective in September 2009. The Compensation Committee approved these grants based on its subjective assessment that LaserCard achieved a high-level of pre-tax income for the first quarter of fiscal year 2010 and in recognition of the fact that no bonuses were paid under the bonus plan for fiscal year 2009. Each of these grants is also subject to a four-year vesting schedule and intended to provide an additional retention incentive. The grant levels were determined by the Independent Directors and the Compensation Committee based on a subjective assessment of the executive’s contribution to LaserCard and other equity holdings, stockholder dilution and accounting considerations as described above.

Other. Other elements of executive officer compensation, all of which are available either to all employees or to all exempt employees on the same basis, consist of participation in LaserCard’s 401(k) plan, and Company-paid premiums on medical and life insurance and long-term disability policies. LaserCard generally does not provide pension plans (other than the 401(k) plan), nonqualified deferred compensation plans or material perquisites or personal benefits to the named executive officers.

Severance and Change of Control Arrangements. The Independent Directors and the Compensation Committee believe that severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Thus, LaserCard has arrangements with three of its named executive officers to provide severance pay if they are terminated without cause or resign for good reason. In addition, if their employment is so terminated following a change of control, they receive accelerated vesting of a portion of their outstanding options. The Independent Directors and the Compensation Committee believe that it is important to provide the named executive officers with the incentive to remain employed with LaserCard or its successor following a change in control so that the acquirer may transition appropriately and more readily obtain the full value of LaserCard’s assets, which would benefit Company stockholders. Therefore, LaserCard does not grant benefits that are payable simply in the event of a change in control.

In January 2010, LaserCard entered into amended and restated employment agreements with Mr. Dyball and Mr. Larson to provide that, if the executive is terminated without cause or resigns for good reason, he will be entitled to a prorated bonus for the year in which the termination occurs in addition to the severance benefits described above. The Compensation Committee believed that these amendments were appropriate based on its subjective assessment of these executives’ performance and roles with LaserCard and of market practices generally.

These severance arrangements are described below under “Potential Payments upon Termination of Employment or Change-in-Control.”

Tax Considerations. LaserCard generally intends to qualify executive compensation for deductibility without limitation under section 162(m) of the Internal Revenue Code. Section 162(m) provides that the otherwise allowable deduction for compensation paid or accrued with respect to a covered employee of a publicly-held corporation (other than certain exempt performance-based compensation) is limited to no more than $1 million per year. LaserCard does not expect that the non-exempt compensation to be paid to any of our executive officers for fiscal year 2010 as calculated for purposes of section 162(m) will exceed the $1 million limit. LaserCard reserves the right to structure executive compensation programs that may not qualify as performance-based compensation under section 162(m) as it determines appropriate in the circumstances.

Subsequent Committee Action

In April 2010, the Independent Directors approved the modification of certain stock options previously granted to each of the Named Executive Officers so that the options would vest based upon continued service with LaserCard rather than stock price levels. As modified, the options are scheduled to vest as to 25% of the option on the first anniversary of the modification date and in equal quarterly installments over a three-year period thereafter. The options affected are: for Robert DeVincenzi, 330,000 shares granted June 8, 2008; for Christopher Dyball, 100,000 shares granted September 22, 2008; for Steven Larson, 100,000 shares granted September 22, 2008; and for Stephen Price-Francis, 30,000 shares granted September 22, 2008.

Report of the Compensation Committee of the Board of Directors on Executive Compensation

The following report of the Compensation Committee does not constitute solicitation material, and shall not be deemed filed or incorporated by reference into any other filing by LaserCard under the Securities Act of 1933, or the Exchange Act. This report was provided by the Compensation Committee as it was constituted during the period encompassing the compensation information provided herein. The current composition of the Compensation Committee is as set forth under the caption “Board Meetings and Committees” above.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with LaserCard’s management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in LaserCard’s annual report on Form 10-K and proxy statement on Schedule 14A.

Compensation Committee

Arthur H. Hausman (Chairman)

Bernard C. Bailey

Albert J. Moyer

Fiscal Year 2010 Summary Compensation Table

The Summary Compensation table below discloses the total compensation awarded to, earned by, or paid to the named executive officers (as defined above), for services rendered in all capacities to LaserCard and its subsidiaries:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Robert T. DeVincenzi	2010	330,013	—	79,199	—	471,240	17,863	(2)	898,315
President and Chief Executive Officer	2009	268,929	—	142,300	1,887,301	—	14,247		2,312,777

Christopher J. Dyball	2010	305,011	—	74,805	—	178,500	17,002	(3)	575,318
Chief Operating Officer	2009	305,011	—	—	174,708	—	26,369		506,088
	2008	305,011	—	78,000	161,901	—	25,909		570,821

Steven G. Larson	2010	263,994	—	69,811	—	166,600	12,972	(4)	513,377
Vice President, Finance and Chief Financial Officer	2009	265,013	—	—	174,708	—	21,167		460,888
	2008	265,013	—	78,000	161,901	—	21,273		526,187

Stephen Price-Francis	2010	192,005	—	23,999	—	142,800	13,560	(5)	372,364
Vice President, Marketing	2009	192,005	—	—	52,412	—	17,336		261,753
	2008	192,374	—	26,000	53,967	—	23,375		295,716

(1)	In accordance with recent changes in the SEC’s rules, the amounts reported in these columns of the table above for fiscal year 2010 reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to the named executive officers during fiscal year 2010. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements. Please see a discussion of all assumptions used in the valuation of these awards in Note 23, which is included in Part II Item 8 of our Annual Report on Form 10-K for the fiscal year ended April 2, 2010. Under generally accepted accounting principles, compensation expense with respect to stock awards and option awards granted to our employees and directors is generally recognized over the vesting periods applicable to the awards. The SEC’s rules previously required that we present stock award and option award information for fiscal years 2009 and 2008 based on the amount recognized during the corresponding year for financial statement reporting purposes with respect to these awards (which meant, in effect, that in any given year we could recognize for financial statement reporting purposes amounts with respect to grants made in that year as well as with respect to grants from past years that vested in or were still vesting during that year). However, the recent changes in the SEC’s rules require that we now present the stock award and option award amounts in the applicable columns of the table above with respect to fiscal years 2009 and 2008 on a similar basis as the fiscal year 2010 presentation using the grant date fair value of the awards granted during the corresponding year (regardless of the period over which the awards are scheduled to vest). Since this requirement differs from the SEC’s past rules, the amounts reported in the table above for stock award and option awards in fiscal years 2009 and 2008 differ from the amounts previously reported in our Summary Compensation Table for these years. As a result, each named executive officer’s total compensation amounts for fiscal years 2009 and 2008 also differ from the amounts previously reported in our Summary Compensation Table for these years.
(2)	Consists of the following amounts paid for by us: (i) $4,112 for Company’s matching contribution on behalf of the individual in LaserCard’s 401(k) plan, (ii) $12,188 for group insurance premiums; and (iii) $663 for group term life insurance premium, and (iv) $900 for long-term disability insurance premium.
(3)	Consists of the following amounts paid for by us: (i) $3,801 for Company’s matching contribution on behalf of the individual in LaserCard’s 401(k) plan, (ii) $11,688 for group insurance premium; (iii) $613 for group term life insurance premium, and (v) $900 for long-term disability insurance premium.
(4)	Consists of the following amounts paid for by us: (i) $3,290 for Company’s matching contribution on behalf of the individual in LaserCard’s 401(k) plan, (ii) $ for $8,353 group insurance premium; (iv) $533 for group term life insurance premium, and (v) $795 for long-term disability insurance premium.
(5)	Consists of the following amounts paid for by us: (i) $2,392 for Company’s matching contribution on behalf of the individual in LaserCard’s 401(k) plan, (ii) $10,206 for group insurance premium; (iv) $387 for group term life insurance premium, and (v) $576 for long-term disability insurance premium.

Compensation of Named Executive Officers

The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for the fiscal years indicated above. The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The Grants of Plan-Based Awards table, and the accompanying description of the material terms of the stock options and restricted stock awards granted in fiscal year 2010, provides information regarding the long-term equity incentives awarded to named executive officers in fiscal year 2010. The Outstanding Equity Awards at Fiscal Year-End and Option Exercises and Stock Vested tables provide further information on the named executive officers’ potential realizable value and actual value realized with respect to their equity awards.

Description of Employment Agreements—Cash Compensation

In June 2008, LaserCard entered into an employment agreement with Mr. DeVincenzi in connection with his appointment as LaserCard’s President and Chief Executive Officer. The employment agreement has a five-year term. Under his employment agreement, Mr. DeVincenzi receives base salary at an annualized rate of $330,000 (subject to adjustment from time to time) and is eligible to receive an annual incentive bonus with a target bonus amount equal to 60% of his base salary. Provisions of Mr. DeVincenzi’s agreement relating to outstanding equity incentive awards and post-termination of employment benefits are discussed below under the applicable sections of this Proxy Statement.

In January 2010, LaserCard entered into employment agreements with each of Mr. Dyball and Mr. Larson. Each of these employment agreements has a two-year term. Mr. Dyball’s employment agreement provides for him to receive base salary at an annualized rate of $305,011 (subject to adjustment from time to time), while Mr. Larson’s employment agreement provides for him to receive base salary at an annualized rate of $265,013 (subject to adjustment from time to time). Each of these agreements also provides for the executive to receive a discretionary annual bonus. Provisions of these agreements relating to outstanding equity incentive awards and post-termination of employment benefits are discussed below under the applicable sections of this Proxy Statement.

Fiscal Year 2010 Grants of Plan-Based Awards Table

The following table presents information regarding the incentive awards granted to the Named Executive Officers in fiscal year 2010:

Name (a)	Grant Date (b)	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Closing Price on Option Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(i)	(j)	(k)	(l)	(m)
Robert T. DeVincenzi	N/A	—	198,000	550,440	—	—	—	—	—	—	—	—
	7/8/2009	—	—	—	—	—	—	23,328	—	—	—	79,199

Christopher Dyball	N/A	—	75,000	208,500	—	—	—	—	—	—	—	—
	9/22/2009	—	—	—	—	—	—	8,837	—	—	—	74,805

Steven G. Larson	N/A	—	70,000	194,600	—	—	—	—	—	—	—	—
	9/22/2009	—	—	—	—	—	—	8,247	—	—	—	69,811

Stephen Price-Francis	N/A	—	60,000	166,800	—	—	—	—	—	—	—	—
	7/8/2009	—	—	—	—	—	—	7,069	—	—	—	23,999

(1)	The amounts reported in this column reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of LaserCard’s financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in this column, please see footnote (1) to the Summary Compensation Table.

Description of Plan-Based Awards

For a description of the material terms of the “non-equity incentive plan awards” granted to our named executive officers for fiscal year 2010, please see the “Compensation Discussion and Analysis” above.

Each of the equity-based awards granted during fiscal year 2010 and reported in the Grants of Plan-Based Awards Table was granted under, and is subject to, the terms of the Plan. The Plan is administered by the Compensation Committee. The Compensation Committee has authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions set forth in the plan document, are not made for value.

Under the terms of the Plan, if there is a change in control of LaserCard, each named executive officer’s outstanding awards granted under the plan will be subject to the agreement that governs the transaction. The agreement may provide for the substitution, assumption, exchange or other continuation or settlement of the outstanding awards and may provide for the acceleration of vesting of the outstanding awards. The named executive officers may also be entitled to accelerated vesting of their equity awards in connection with certain terminations of employment as described below under “Potential Payments Upon Termination or Change in Control.”

Column (i) of the table above reports awards of restricted stock granted to each of the named executive officers during fiscal year 2010. Each award is subject to a four-year vesting schedule, with 25% of the award vesting on each of the first four anniversaries of the grant date. Prior to the time the shares become vested, the executive generally does not have the right to dispose of the restricted shares, but does have the right to vote and receive dividends (if any) paid by LaserCard in respect of the restricted shares.

Outstanding Equity Awards At Fiscal Year-End 2010

The following table sets forth information regarding the outstanding equity awards held by our named executive officers as of April 2, 2010:

	Option Awards							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(5)
Robert T. DeVincenzi	6/2/2008	96,250	123,750	(1)	—	$7.12	6/2/2018	—		—
	6/2/2008	—	330,000	(2)	—	$7.12	6/2/2018	—		—
	6/2/2008	—	—		—	—	—	15,000	(3)	101,250
	7/8/2009	—	—		—	—	—	23,328	(3)	157,464

Christopher J. Dyball	9/22/2000	30,000	0		—	$16.69	9/22/2010	—		—
	9/21/2001	30,000	0		—	$13.13	9/21/2011	—		—
	6/6/2002	50,000	0		—	$17.68	6/6/2012	—		—
	5/24/2005	48,752	0		—	$6.05	5/24/2015	—		—
	5/25/2006	35,156	2,344	(1)	—	$16.79	5/24/2013	—		—
	9/22/2006	10,937	1,563	(1)	—	$12.06	9/22/2013	—		—
	9/21/2007	18,750	11,250	(1)	—	$10.40	9/21/2014	—		—
	9/21/2007	—	—		—	—	—	3,750	(3)	25,313
	9/22/2008	—	100,000	(2)	—	$4.84	9/22/2018	—		—
	9/22/2009	—	—		—	—	—	8,837		59,650

Steven G. Larson	9/22/2000	20,000	0		—	$16.69	9/22/2010	—		—
	9/21/2001	12,000	0		—	$13.13	9/21/2011	—		—
	6/6/2002	35,000	0		—	$17.68	6/6/2012			—
	5/24/2005	45,000	0		—	$6.05	5/24/2015	—		—
	5/24/2006	28,125	1,875		—	$16.79	5/24/2013	—		—
	9/22/2006	8,750	1,250	(1)	—	$12.06	9/22/2013	—		—
	9/21/2007	18,750	11,250	(1)	—	$10.40	9/21/2014	—		—
	9/21/2007	—	—		—	—	—	3,750	(3)	25,313
	9/22/2008	—	100,000	(2)	—	$4.84	9/22/2018	—		—
	9/22/2009	—	—		—	—	—	8,247		55,667

Stephen D. Price-Francis	9/22/2000	3,000	0		—	$16.69	9/22/2010	—		—
	9/21/2001	5,000	0		—	$13.13	9/21/2011	—		—
	12/10/2002	6,750	0		—	$14.99	12/10/2012	—		—
	5/24/2005	31,000	0		—	$6.05	5/24/2015	—		—
	5/24/2006	17,578	1,172	(1)	—	$16.79	5/24/2013	—		—
	9/22/2006	5,468	782	(1)	—	$12.06	9/22/2013	—		—
	9/21/2007	6,250	3,750	(1)	—	$10.40	9/21/2014	—		—
	9/21/2007	—	—		—	—	—	1,250	(3)	8,438
	9/22/2008	—	30,000	(2)	—	$4.84	9/22/2018	—		—
	7/8/2009	—	—		—	—	—	7,069		47,716

(1)	These options are exercisable over a four-year period, with 25% exercisable one year from the date of grant and the balance exercisable in quarterly installments thereafter.
(2)	These options are exercisable over a four-year period, with 25% exercisable one year from April 5, 2011 and the balance exercisable in quarterly installments thereafter.
(3)	These restricted stock awards vest in installments of one-fourth (1/4) each at the end of 12 months, 24 months, 36 months, and 48 months from the date of grant.
(4)	The dollar amounts shown in this column are determined by multiplying the number of shares or units reported in the preceding column by $6.75 (the closing price of our Common Stock on the last trading day of fiscal year 2010).

Option Exercises and Stock Vested—Fiscal Year 2010

The following table shows all stock options exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the named executive officers during fiscal year 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Robert T. DeVincenzi	—	—	5,000	17,800
Christopher Dyball	—	—	1,875	15,188
Steven G. Larson	—	—	1,875	15,188
Stephen Price-Francis	—	—	625	5,063

(1)	The value realized equals the difference between the option exercise price and the fair market value of our Common Stock on the date of exercise, multiplied by the number of shares for which the option was exercised.
(2)	The value realized equals the fair market value of our Common Stock on the vesting date, multiplied by the number of shares/units that vested.

Potential Payments upon Termination of Employment or Change-in-Control

LaserCard has entered into agreements with its Chief Executive Officer, Robert T. DeVincenzi, Chief Operating Officer, Christopher J. Dyball, and its Vice President, Finance, and Chief Financial Officer, Steven G. Larson, to provide them in certain circumstances with severance pay and, in the event of a change of control, acceleration of the vesting of their equity awards.

Under these agreements, the executive officers will receive as severance pay twelve months base salary, generally to be paid monthly, and LaserCard will continue to pay its portion of COBRA benefits for up to eighteen months if they are terminated without cause or if they resign for good reason. As noted above, LaserCard also amended the employment agreements with Mr. Dyball and Mr. Larson in January 2010 to provide that the executive will be entitled to a prorated bonus for the year in which the termination occurs. In order to continue to receive these severance benefits, the officer must grant LaserCard a release, not solicit Company employees or full-time consultants while receiving severance, not render services to any business without Company approval, which LaserCard agrees to provide if such business is not competitive with LaserCard, and assist in transitioning his duties.

Named executive officers may be entitled to accelerated vesting of options and restricted stock vesting are accelerated after an acquisition as follows: if LaserCard is acquired and the officer does not resign as an employee within four months after such acquisition, then the officer’s unvested options or restricted stock shall vest in full; if LaserCard acquires another entity and the officer’s position is filled by an employee at the new entity within three months or by a new person within six months, then the officer’s unvested options or restricted stock shall vest in full if the officer resigns or is terminated within the following two months for any reason. As of the end of fiscal year 2010, the only exception to this acceleration of vesting related to Mr. DeVincenzi’s market performance stock options granted in June 2008 which would vest upon achievement of the valuation triggers identified in the option grant based upon the purchase price of LaserCard or in the event the surviving entity following such acquisition of LaserCard is LaserCard, then the greater of the closing stock price on the day of the acquisition or any closing day stock price during the next sixty (60) days. As noted above, these options were amended in April 2010 to provide that they will vest based on Mr. DeVincenzi’s continued employment or service with LaserCard rather than stock price appreciation and, accordingly, these options are now subject to accelerated vesting after an acquisition as described above.

The following chart presents LaserCard’s estimate of the amount of the severance benefits to which each of the named executive officers would be entitled under the agreement described above if his or her employment terminated under the circumstances described above, and assuming for purposes of this illustration that the termination of employment occurred on April 2, 2010.

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Total ($)
Robert T. DeVincenzi	330,000	29,223	258,714	617,937
Christopher Dyball	305,011	23,622	275,962	604,595
Steven G. Larson	265,013	14,903	271,980	551,896
Stephen Price-Francis	—	—	113,453	113,453

(1)	This column reports the intrinsic value of the unvested portions of each executive’s awards that may accelerate in the circumstances described above. For options, this value is calculated by multiplying the amount (if any) by which the closing price of LaserCard’s Common Stock on the last trading day of fiscal year 2010 ($6.75) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For restricted stock awards, this value is calculated by multiplying the closing price of LaserCard’s Common Stock on April 2, 2010 by the number of shares subject to the accelerated portion of the award.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires LaserCard’s directors, executive officers, and beneficial owners of more than 10% of LaserCard’s Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of LaserCard. LaserCard typically files these reports on behalf of its directors and officers, based on information provided by them. LaserCard believes, based on its review of Forms 3, 4, 5, if any, and periodic written representations from reporting persons, that all officers, directors, and holders of more than 10% of LaserCard’s Common Stock complied with all Section 16(a) filing requirements for the 2010 fiscal year. The SEC’s filings database website at “http://www.sec.gov” contains the electronic filings of Forms 3, 4, and 5 of LaserCard’s directors and executive officers. Alternatively, LaserCard’s website, www.lasercard.com, provides a hypertext link to these SEC Section 16(a) filings.

Security Ownership of Directors and Executive Officers

The table below and on the following page contains information as of December 20, 2010, respecting the number of shares and percentage of LaserCard’s Common Stock beneficially owned by each of LaserCard’s five directors, by each named executive officer of LaserCard named in the “Summary Compensation Table”, and by all executive officers and directors as a group. The address of each beneficial owner listed in the table is c/o LaserCard Corporation, 1875 N. Shoreline Blvd., Mountain View, California 94043. Applicable percentages are based on 12,348,904 shares outstanding on December 20, 2010.

Beneficial Ownership by Directors and Executive Officers

Name and Address of Beneficial Owner	Common Shares(1)		Percent of Class(2)
Bernard C. Bailey	53,326	(3)	*
Robert T. DeVincenzi	213,068	(4)	1.7%
Donald E. Mattson	55,326	(5)	*
Albert J. Moyer	55,326	(6)	*
Walter F. Walker	165,367	(7)	1.3%
Christopher J. Dyball	257,263	(8)	2.0%
Steven G. Larson	187,855	(9)	1.5%
Stephen D. Price-Francis	98,688	(10)	*
Uwe Ludwig	29,691	(11)	*
All executive officers and directors as a group (9 persons)	1,129,539	(12)	8.5%

(1)	To LaserCard’s knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.
(2)	For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, shares which such person or group has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.
(3)	Includes 21,000 shares purchasable by exercise of option within 60 days. Includes 8,000 restricted shares subject to repurchase by LaserCard if service as a director terminates on or before August 14, 2011.
(4)	Includes 137,750 shares purchasable by exercise of option within 60 days. Includes 10,000 restricted shares that vest in cumulative increments of one-half (1/2) each at the end of 36 months and 48 months from June 2, 2008, 17,496 restricted shares that vest in cumulative increments of one-third (1/3) each at the end of 24 months, 36 months, and 48 months from July 8, 2009, and 30,000 restricted shares that vest in cumulative increments of one-fourth (1/4) each at the end of 12 months, 24 months, 36 months, and 48 months from June 1, 2010. These restricted stock awards are subject to repurchase by LaserCard if service as an employee terminates.
(5)	Includes 33,000 shares purchasable by exercise of option within 60 days. Includes 8,000 restricted shares subject to repurchase by LaserCard if service as a director terminates on or before August 14, 2011.
(6)	Includes 33,000 shares purchasable by exercise of option within 60 days. Includes 8,000 restricted shares subject to repurchase by LaserCard if service as a director terminates on or before August 14, 2011.
(7)	Includes 42,000 shares purchasable by exercise of option within 60 days. Includes 8,000 restricted shares subject to repurchase by LaserCard if service as a director terminates on or before August 14, 2011. Does not include 1,000 shares owned by Mr. Walker’s wife, as to which shares Mr. Walker disclaims any beneficial ownership.
(8)	Includes 203,127 shares purchasable by exercise of option within 60 days. Includes 1,875 restricted shares that vest at the end of 48 months from September 21, 2007, 6,628 restricted shares that vest in cumulative increments of one-third (1/3) each at the end of 24 months, 36 months, and 48 months from September 22, 2009, and 15,250 restricted shares that vest in cumulative increments of one-fourth (1/4) each at the end of 12 months, 24 months, 36 months, and 48 months from September 13, 2010. These restricted stock awards are subject to repurchase by LaserCard if service as an employee terminates.
(9)	Includes 156,375 shares purchasable by exercise of option within 60 days. Includes 1,875 restricted shares that vest at the end of 48 months from September 21, 2007, 6,186 restricted shares that vest in cumulative increments of one-third (1/3) each at the end of 24 months, 36 months, and 48 months from September 22, 2009, and 15,250 restricted shares that vest in cumulative increments of one-fourth (1/4) each at the end of 12 months, 24 months, 36 months, and 48 months from September 13, 2010. These restricted stock awards are subject to repurchase by LaserCard if service as an employee terminates.
(10)	Includes 75,875 shares purchasable by exercise of option within 60 days. Includes 625 restricted shares that vest at the end of 48 months from September 21, 2007, 5,302 restricted shares that vest in cumulative increments of one-third (1/3) each at the end of 24 months, 36 months, and 48 months from July 8, 2009, and 8,000 restricted shares that vest in cumulative increments of one-fourth (1/4) each at the end of 12 months, 24 months, 36 months, and 48 months from September 13, 2010. These restricted stock awards are subject to repurchase by LaserCard if service as an employee terminates.
(11)	Includes 25,000 shares purchasable by exercise of option within 60 days.
(12)	Includes 726,877 shares purchasable by exercise of option within 60 days. Includes 150,487 restricted shares subject to repurchase if services as an employee or director, as the case may be, terminates.
*	Represents less than 1% of the issued and outstanding shares of Common Stock as of December 20, 2010.

It is anticipated that each director and each executive officer will continue in his position, although there is no understanding or arrangement to that effect. Each director holds office until the next annual meeting of stockholders and until such director’s successor is elected and qualified or until such director’s earlier resignation or removal. Each executive officer serves at the pleasure of the Board of Directors. Each executive officer holds office until such officer’s successor is elected and qualified or until such officer’s earlier resignation or removal. There are no family relationships among any directors or executive officers of LaserCard.

Beneficial Ownership Of Common Stock

The table below, based upon information supplied by the principal stockholders, shows the name, address, number of shares held, nature of ownership and percentage of shares held as of December 20, 2010 by the persons or entities known to LaserCard to own beneficially more than 5% of the outstanding Common Stock. Applicable percentages are based on 12,348,904 shares outstanding on December 20, 2010.

BENEFICIAL OWNERSHIP BY PRINCIPAL STOCKHOLDERS

Name and Address of Beneficial Owner	Common Shares	Percent of Class
Andrew Y. Kurita	921,000	7.5%
Kettle Hill Capital Management LLC(1)

(1)	Based on a Schedule 13G/A filed on February 5, 2010, by Andrew Y. Kurita and Kettle Hill Capital Management, LLC. According to that form, Andrew Y Kurita has beneficial ownership of, and shared voting and dispositive power with respect to, 921,000 shares of LaserCard’s stock and sole voting and dispositive power with respect to 21,000 of the shares. Kettle Hill Capital Management, LLC has beneficial ownership of, and shared voting and dispositive power with respect to, 900,000 shares. The address of Andrew Y. Kurita and Kettle Hill Capital Management, LLC is 101 Park Avenue, 23rd Floor, New York, NY 10178.

Annex II

December 20, 2010

Board of Directors of Lasercard Corporation

1875 N. Shoreline Blvd.

Mountain View, CA 94043

Attention: Board of Directors of Lasercard Corporation

Ladies and Gentlemen:

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the Stockholders (as defined below) of Lasercard Corporation (the “Company”) of the Consideration (as defined below) to be received by the Stockholders in connection with the proposed Tender Offer and Merger (each as defined below) pursuant to an Agreement and Plan of Merger to be entered into by and among ASSA ABLOY, Inc. (the “Acquiror”), American Alligator Acquisition Corp. (the “Acquisition Corporation”), a wholly-owned subsidiary of the Acquiror, and the Company (the “Agreement”). For the purposes of this letter and our related analyses, the term “Stockholders” means all holders of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, excluding the Acquiror and its affiliates. All capitalized terms used and not specifically defined herein have the respective meanings assigned to them in the Agreement.

Upon the terms and subject to the conditions set forth in the Agreement, the Acquiror will cause the Acquisition Corporation to commence a tender offer for all outstanding shares of Common Stock (the “Tender Offer”) at a price of $6.25 per share (the “Consideration”) net to the seller in cash and less any required withholding taxes. The Agreement further provides that, following completion of the Tender Offer, the Acquisition Corporation will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation as a wholly-owned subsidiary of the Acquiror, and each outstanding share of Common Stock, other than any shares held in treasury by the Company or held by the Acquiror or its affiliates or by any subsidiary of the Company or the Acquiror (which such shares shall be cancelled without any conversion into the right to receive any Consideration) and other than Appraisal Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration, net to the seller in cash and less any required withholding taxes. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with our review of the proposed Tender Offer and Merger and the preparation of our opinion, we have, among other things:

1. reviewed the financial terms and conditions as stated in the Agreement draft dated December 20, 2010;

2. reviewed the Company’s Annual Report filed on Form 10-K for the fiscal year ended April 2, 2010;

3. reviewed the Company’s Quarterly Reports filed on Form 10-Q for the quarters ended July 2, 2010 and October 1, 2010;

4. reviewed certain other publicly available information on the Company;

5. reviewed other Company financial and operating information (including certain projections and estimates) provided by the Company;

Board of Directors of Lasercard Corporation

December 20, 2010

6. discussed the Company’s operations, historical financial results, future prospects and performance, and certain other information related to the aforementioned with the Company’s management team;

7. reviewed the historical stock price and trading activity for the shares of the Common Stock;

8. compared financial and stock market information for the Company in the identity solutions sector with publicly-traded equity securities;

9. reviewed the financial terms and conditions of certain recent business combinations involving companies in the identity solutions sector; and

10. considered such other quantitative and qualitative factors that we deemed to be relevant to our evaluation.

We have not made or obtained an independent evaluation or appraisal for any of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the assets or properties of the Company. With your consent, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject, or of any governmental investigation or any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. We have not evaluated or received any evaluations of the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency, or similar matters.

With your consent, we have assumed and relied upon the accuracy and completeness of all financial or other information supplied or otherwise made available to us by or on behalf of the Company or otherwise reviewed by us, and we have undertaken no duty or responsibility to verify independently any of such information, and have not independently verified any of such information. With respect to projections and estimates provided to or otherwise reviewed by or discussed with us, including management guidance, we have been advised by the Company’s management that such projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management. We express no view as to any such projections or estimates or the bases and assumptions on which they were prepared and have assumed that the Company would perform within the range of such projections and estimates. We have assumed that there has been no material change in the assets, financial condition or business of the Company since the date of the most recent Company financial statements made available to us. We have relied upon Company management to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

We have assumed that the final form of the Agreement will be substantially similar to the draft sent to us by the Company dated December 18, 2010, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. The draft of the Agreement that we were provided did not contain schedules or all exhibits, and contained spaceholders for information yet to be filled in prior to execution. As such, we have assumed that the fairness to the Stockholders of the Consideration, from a financial point of view, is not impacted by the presence or omission of the schedules and exhibits to the Agreement or the information yet to be included in the Agreement. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the contemplated benefits of the Transaction in any way meaningful to our analysis. We have assumed that the representations and warranties made by the Company in the Agreement are and will be true and correct in all respects meaningful to our analysis.

Board of Directors of Lasercard Corporation

December 20, 2010

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of: (i) the current and projected financial position and results of operations of the Company; (ii) the historical market prices and trading activity of the Common Stock of the Company; (iii) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies; (iv) financial and operating information concerning selected business combinations involving target companies in the identity solutions sector; (v) financial and stock market information for the Company compared with other companies in the identity solutions sector with publicly-traded equity securities, and (vi) the discounted present value of the projected future cash flows of the Company based on management projections for the five-year period ending December 31, 2015.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of such analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction, or the availability or advisability of any alternatives to the Transaction. We do not express any opinion as to any tax or other consequences that might result form the Transaction, nor does our opinion address any legal, tax regulatory, or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. Our opinion is limited to the fairness as of the date hereof, from a financial point of view, of the Consideration to be received by the Stockholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. We are not expressing an opinion herein with respect to the prices at which the Company’s common stock may trade at any time (including but not limited to subsequent to disclosure of the Transaction). In formulating our opinion, we have considered only the cash Consideration for the Common Stock as is described above. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Tender Offer or the Merger, or class of such persons, relative to the Consideration or otherwise. The delivery of this opinion has been approved by our Fairness Opinion Committee.

Imperial Capital, LLC (“Imperial Capital”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Imperial Capital will receive a fee from the Company upon the delivery of this opinion which fee was not predicated on the conclusion reached in this opinion. Imperial Capital also has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a separate fee for such services; such fee is contingent upon consummation of the Transaction and is larger than the fee for the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, we and our affiliates may trade in the securities of the Company and the Acquiror for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Imperial Capital has provided certain strategic advisory services to the Company, including a review of a potential strategic acquisition, during the previous two years, for which we have been paid fees.

Board of Directors of Lasercard Corporation

December 20, 2010

Our opinion is based upon market, economic, financial, and other circumstances and conditions existing and disclosed to us as of December 20, 2010, and any material change in such circumstances and conditions would require a re-evaluation of this opinion, which you acknowledge we are under no obligation to undertake.

It is understood that this letter is for the information of the Company’s Board of Directors in evaluating the proposed Transaction and does not constitute a recommendation to the Company’s Board of Directors, any holder of Common Stock, or any other person as to whether such Stockholder should tender its shares into the Tender Offer or how such Stockholder should vote with respect to the Transaction or how any such person should act with respect to any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Imperial Capital to any such party. This letter, including the contents hereof, is solely intended for the benefit and use of the Company’s Board of Directors and as such is not to be used for any other purpose or reproduced, disseminated, summarized, quoted from or referred to at any time, in whole or in part, without our prior written consent, provided that this letter may be reproduced in full in any tender offer solicitation / recommendation statement on Schedule 14D-9 and any proxy or information statement filed with the Securities and Exchange Commission or mailed or otherwise disseminated to Stockholders but may not otherwise be disclosed publicly in any manner without our prior written approval in each instance.

Based upon and subject to the foregoing, it is our opinion that, as of December 20, 2010, the Consideration to be received by the Stockholders pursuant to the Transaction is fair, from a financial point of view, to such Stockholders.

IMPERIAL CAPITAL, LLC

Annex III

DELAWARE GENERAL CORPORATION LAW

SECTION 262

APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

III-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise

III-2

entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

III-3

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

III-4